

VF CORPORATION

March 16, 2017

Dear Shareholder:

The Annual Meeting of Shareholders of VF Corporation will be held on Tuesday, April 25, 2017, at the O.Henry Hotel, Caldwell Room, 624 Green Valley Road, Greensboro, North Carolina, commencing at 10:30 a.m. Your Board of Directors and management look forward to greeting personally those shareholders able to attend.

At the meeting, shareholders will be asked to vote on (i) the election of directors; (ii) approval of the compensation of named executive officers as disclosed in this proxy statement; (iii) the frequency of future advisory votes on executive compensation; (iv) ratification of the selection of PricewaterhouseCoopers LLP as VF's independent registered public accounting firm for fiscal 2017; and (v) such other matters as may properly come before the meeting.

Your Board of Directors recommends a vote "FOR" the election of the persons nominated to serve as directors, "FOR" the approval of compensation of named executive officers as disclosed in this proxy statement, "ONE YEAR" on the frequency of future advisory votes on executive compensation and "FOR" the ratification of the selection of PricewaterhouseCoopers LLP as VF's independent registered public accounting firm. Regardless of the number of shares you own or whether you plan to attend, it is important that your shares be represented and voted at the meeting.

We have elected to provide our shareholders with access to our proxy materials over the Internet under the U.S. Securities and Exchange Commission's "notice and access" rules. We believe that providing our proxy materials over the Internet increases the ability of our shareholders to access the information they need, while reducing the environmental impact of our Annual Meeting. Accordingly, on or about March 16, 2017, we will begin mailing a Notice of Internet Availability of Proxy Materials (the "Notice") to all shareholders of record on our books at the close of business on March 1, 2017, the record date for the Annual Meeting, and will post our proxy materials on the website referenced in the Notice. As more fully described in the Notice, shareholders may choose to access our proxy materials on the website referred to in the Notice or may request to receive a printed set of our proxy materials. In addition, the Notice and website provide information regarding how you may request to receive proxy materials in printed form by mail, or electronically by email, on an ongoing basis.

You may vote in person at the Annual Meeting or you may vote your shares via the Internet, via a toll-free telephone number, or by signing, dating and mailing a completed proxy card, as explained on page 2 of the attached proxy statement.

Your interest and participation in the affairs of VF are most appreciated.

Sincerely,

Eric C. Wiseman
Chairman



VF CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held April 25, 2017

March 16, 2017

To the Shareholders of VF CORPORATION:

The Annual Meeting of Shareholders of VF Corporation will be held at the O.Henry Hotel, Caldwell Room, 624 Green Valley Road, Greensboro, North Carolina, on Tuesday, April 25, 2017, at 10:30 a.m., for the following purposes:

1. to elect directors;
2. to vote on approval of the compensation of named executive officers as disclosed in this proxy statement;
3. to vote on the frequency of future advisory votes on executive compensation;
4. to vote on ratification of the selection of PricewaterhouseCoopers LLP as VF's independent registered public accounting firm for fiscal 2017; and
5. to transact such other business as may properly come before the meeting and any adjournments thereof.

A copy of VF's Annual Report for 2016 is included for your information.

Only shareholders of record as of the close of business on March 1, 2017 are entitled to notice of and to vote at the meeting.

By Order of the Board of Directors

Laura C. Meagher

Laura C. Meagher
Vice President,
General Counsel and Secretary

YOUR VOTE IS IMPORTANT

You are urged to vote your shares via the Internet, through our toll-free telephone number, or by signing, dating and promptly returning your completed proxy card.

TABLE OF CONTENTS

VF CORPORATION
PROXY STATEMENT

For the 2017 Annual Meeting of Shareholders

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of VF Corporation to be voted at VF's Annual Meeting of Shareholders on April 25, 2017 and any adjournments of the meeting (the "Meeting"). All share and per share data included in this proxy statement, including performance goals under compensation plans set on a per share basis, have been adjusted to reflect the impact of VF's four-for-one stock split effected on December 20, 2013.

On or around March 16, 2017 we mailed a Notice of Internet Availability of Proxy Materials (the "Notice") to our shareholders of record as of March 1, 2017, the record date for the Meeting. The Notice directs shareholders to a website where they can access our proxy materials, including this proxy statement and our Annual Report for 2016. Shareholders may also view instructions regarding how to vote online or by telephone. If you would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON APRIL 25, 2017

This proxy statement and our Annual Report for 2016 are available at www.proxydocs.com/vfc.

ABOUT THE MEETING

What is the purpose of the Meeting?

At the Meeting, holders of VF Common Stock will vote on the matters described in the notice of the Meeting on the front page of this proxy statement, including the election of directors, approval of the compensation of named executive officers as disclosed in this proxy statement, selection of the frequency of future advisory votes on executive compensation, ratification of the selection of PricewaterhouseCoopers LLP as VF's independent registered public accounting firm for fiscal 2017 and such other matters as may properly come before the Meeting.

Who is entitled to vote at the Meeting?

Only shareholders of record on March 1, 2017, the record date for the Meeting, are entitled to receive notice of and vote at the Meeting.

What are the voting rights of shareholders?

Each share of Common Stock is entitled to one vote on each matter considered at the Meeting.

Why will shareholders receive a one-page notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

In accordance with rules adopted by the U.S. Securities and Exchange Commission, we may furnish proxy materials, including this proxy statement and our Annual Report for 2016, to our shareholders by providing access to such documents on the Internet instead of mailing printed copies. Most shareholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice, which was mailed to most of our shareholders, will instruct you as to how you may access and review all of the proxy materials on the Internet. The Notice also instructs you as to how you may submit your proxy on the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice.

How do shareholders access the proxy materials over the Internet?

The Notice, proxy card or voting instruction card you receive will contain instructions on how to view our proxy materials for the Meeting on the Internet and vote your shares, and instruct us how to send our future proxy materials to you either by mail or by email. Our proxy materials are also available for viewing at: www.proxydocs.com/vfc. Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you, and will reduce the environmental impact of printing and mailing these materials. If you choose to receive future proxy materials by email, you will receive an email within the next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you revoke it.

How do shareholders vote?

Shareholders may vote at the Meeting in person or by proxy. Proxies validly delivered by shareholders (by Internet, telephone or mail as described below) and received by VF prior to the Meeting will be voted in accordance with the instructions contained therein. If a shareholder's proxy card gives no instructions, it will be voted as recommended by the Board of Directors. A shareholder may change any vote by proxy before the proxy is exercised by filing with the Secretary of VF either a notice of revocation or a duly executed proxy bearing a later date or by attending the Meeting and voting in person. Shareholders who vote by telephone or the Internet may also change their votes by re-voting by telephone or the Internet within the time periods listed below. A shareholder's latest vote, including via the Internet or telephone, is the one that is counted.

THERE ARE THREE WAYS TO VOTE BY PROXY:

 **BY INTERNET:**
Visit the web site www.proxypush.com/vfc. To vote your shares, you must have the Notice or your proxy/voting instruction card in hand. The web site is available 24 hours a day, seven days a week, and will be accessible UNTIL 11:59 p.m., Eastern Daylight Time, on April 24, 2017;

 **BY TELEPHONE:**
Call toll-free 1-866-256-1151. To vote your shares, you must have your proxy/voting instruction card in hand. Telephone voting is accessible 24 hours a day, seven days a week, UNTIL 11:59 p.m., Eastern Daylight Time, on April 24, 2017; or

 **BY MAIL:**
Mark your proxy/voting instruction card, date and sign it, and return it in the postage-paid (U.S. only) envelope provided (if you received a paper copy of the proxy materials). If the envelope is missing, please address your completed proxy/voting instruction card to Proxy Tabulator for VF Corporation, P.O. Box 8016, Cary, NC 27512-9903.

IF YOU VOTE BY INTERNET OR TELEPHONE, YOU DO NOT NEED TO RETURN YOUR PROXY/VOTING INSTRUCTION CARD.

If you are a beneficial owner, please refer to your proxy card or other information forwarded by your bank, broker or other holder of record to see which of the above choices are available to you.

What constitutes a quorum?

Shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast must be present at the Meeting in person or by proxy to constitute a quorum for the transaction of business. Abstentions and broker "non-votes" are counted as present for establishing a quorum. A broker non-vote occurs on an item when a broker is not permitted to vote on that item absent instruction from the beneficial owner of the shares and no instruction is given. At the close of business on March 1, 2017, there were 414,523,335 outstanding shares of Common Stock.

What are the Board's recommendations?

Your Board of Directors recommends a vote "FOR" the election of the persons nominated to serve as directors; "FOR" the approval of compensation of named executive officers as disclosed in this proxy statement; "ONE YEAR" on the frequency of future advisory votes on executive compensation and "FOR" the ratification of PricewaterhouseCoopers LLP as VF's independent registered public accounting firm for fiscal 2017. If any other matters are brought before the Meeting, the proxy holders will vote as recommended by the Board of Directors. If no recommendation is given, the proxy holders will vote in their discretion. At the date of this proxy statement, we do not know of any other matter to come before the Meeting. Persons named as proxy holders on the form of proxy/voting instruction card are Eric C. Wiseman, Chairman of the Board of Directors of VF, and Laura C. Meagher, Vice President, General Counsel and Secretary of VF.

What vote is required to approve each item?

Under our By-Laws and our Corporate Governance Principles, Directors are elected by the affirmative vote of a majority of the votes cast in uncontested elections. This means that the number of votes cast "for" a Director nominee must exceed the number of votes cast "withheld" with respect to that nominee. Abstentions and broker non-votes are not counted as votes "for" or "withheld" with respect to a Director nominee. In an uncontested election, any nominee who does not receive a majority of votes cast "for" his or her election is required to tender his or her resignation promptly following the failure to receive the required vote. The Nominating and Governance Committee is then required to make a recommendation to the Board as to whether it should accept the resignation. The Board is required to decide whether to accept the resignation. In a contested election, the required vote would be a plurality of votes cast. Full details of this policy are set forth in our Corporate Governance Principles, available on our website, www.vfc.com, under "Policy on Majority Voting." Approval of the compensation of named executive officers as disclosed in this proxy statement and ratification of the selection of PricewaterhouseCoopers LLP as VF's independent registered public accounting firm for fiscal 2017, or approval of any other matter to come before the Meeting require the affirmative vote of a majority of the votes cast on such matter at the Meeting. With respect to the frequency of future advisory votes on executive compensation, you will have the opportunity to vote for a frequency of every one, two or three years, or abstain from voting. Under Pennsylvania law and VF's By-Laws, the frequency of future advisory votes on executive compensation will also be determined according to the affirmative vote of a majority of the votes cast; however, if the proposal is not adopted by the required majority vote for any one of the time periods presented, the Board will evaluate the votes cast for each time period presented and will consider the time period for which a plurality of the votes were cast to have been recommended by the shareholders. Withheld votes and abstentions will not be taken into account in determining the outcome of the approval of compensation of named executive officers as disclosed in this proxy statement, the frequency of future advisory votes on executive compensation or ratification of the selection of PricewaterhouseCoopers LLP as VF's independent registered public accounting firm for fiscal 2017, or any other matter to come before the Meeting other than the election of directors (described above). Under current New York Stock Exchange rules, if the record holder of your shares (usually a bank, broker or other nominee) holds your shares in its name, your record holder is permitted to vote your shares on the ratification of the selection of PricewaterhouseCoopers LLP as VF's independent registered public accounting firm for fiscal year 2017 in its discretion, even if it does not receive voting instructions from you. On all the other items referenced above, your record holder is not permitted to vote your shares without your instructions and such uninstructed shares are considered broker non-votes and will not be taken into account when determining the outcome of the election of directors, approval of the compensation of named executive officers as disclosed in this proxy statement or the frequency of future advisory votes on executive compensation.

Householding

Under U.S. Securities and Exchange Commission rules, a single set of annual reports and proxy statements may be sent to any household at which two or more VF shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure, referred to as "householding," reduces the volume of duplicate information shareholders receive and reduces mailing and printing expenses for VF. Brokers with accountholders who are VF shareholders may be householding our proxy materials. As indicated in the notice previously provided by these brokers to our shareholders, a single annual report and proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from an affected shareholder. Once you have received notice from your broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate annual report and proxy statement, please notify your broker so that separate copies may be delivered to you. Shareholders who currently receive multiple copies of the annual report and proxy statement at their address who would prefer that their communications be householded should contact their broker.

Other Information

A copy of VF's Annual Report for the fiscal year ended December 31, 2016 accompanies this proxy statement. No material contained in the Annual Report is to be considered a part of the proxy solicitation material. VF's mailing address is P.O. Box 21488, Greensboro, North Carolina 27420.

ITEM NO. 1
Election of Directors

VF's Board of Directors has nominated the persons named below whose terms expire at the Meeting to serve as directors. All nominees currently serve as directors on our Board and, if re-elected, will serve a term of office until our 2018 annual meeting or until a successor is duly elected and qualified. In accordance with VF's tenure policy, Juan Ernesto de Bedout will not stand for reelection because he will reach the mandatory director retirement age of 72 prior to the 2017 Annual Meeting. The Corporation acknowledges the outstanding service rendered by Mr. de Bedout during his sixteen years of service on the Board of Directors. The persons named in the accompanying form of proxy/voting instruction card intend to vote such proxy for the election as directors of the following nominees, subject to any explicit instructions of the shareholder set forth on the proxy/voting instruction card. If any nominee becomes unable or unwilling to serve as a director, the proxy holders will vote for such other person or persons as may be nominated by the Board of Directors. The nominees named below have indicated that they are willing to serve if reelected to the VF Board. It is the policy of VF that a substantial majority of the members of its Board of Directors should be independent. Currently, eleven of the nominees have been determined by the Board to be independent in accordance with standards adopted by the Board, as set forth in the Board's Corporate Governance Principles and as attached hereto as Appendix A, and the Listing Standards of the New York Stock Exchange, the securities exchange on which VF's Common Stock is traded.

NAME	AGE	DIRECTOR SINCE	PRINCIPAL OCCUPATION	AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATING AND GOVERNANCE COMMITTEE	FINANCE COMMITTEE
Richard T. Carucci	59	2009	Retired; Former President, Yum! Brands, Inc.	Member			Chair
Juliana L. Chugg	49	2009	EVP, Chief Brands Officer – Core, Mattel, Inc.		Member	Member	
Benno Dorer	52	2017	Chairman and Chief Executive Officer, The Clorox Company	Member		Member	
Mark S. Hoplamazian	53	2015	President and Chief Executive Officer, Hyatt Hotels Corporation	Member		Member	
Robert J. Hurst	71	1994	Managing Director, Crestview Partners LLC		Member		Member
Laura W. Lang	61	2011	Managing Director, Narragansett Ventures, LLC		Member		Member
W. Alan McCollough	67	2000	Retired; Former Chairman, Circuit City Stores, Inc.		Member	Chair	
W. Rodney McMullen	56	2016	Chairman and Chief Executive Officer, The Kroger Co.	Member		Member	
Clarence Otis, Jr.	60	2004	Retired; Former Chairman and Chief Executive Officer, Darden Restaurants, Inc.	Member		Member	
Steven E. Rendle	57	2015	President and Chief Executive Officer of VF				Member *(ex officio)*
Carol L. Roberts	57	2017	Senior Vice President and Chief Financial Officer, International Paper Company	Member			Member
Matthew J. Shattock	54	2013	Chairman and Chief Executive Officer, Beam Suntory Inc.		Chair		Member
Eric C. Wiseman	61	2006	Chairman of the Board of Directors of VF				Member *(ex officio)*
Number of Meetings Held in 2016			Board – 8	9	4	5	5

IDENTIFYING AND EVALUATING NOMINEES FOR DIRECTOR

The Board of Directors believes directors should possess backgrounds, qualifications, attributes and skills that, when taken together, provide VF with a broad range of experience. The Nominating and Governance Committee identifies potential candidates that are proposed by Board members, management, third-party search firms and our shareholders. The Board and the Committee consider the qualifications of Directors individually, and in the broader context of the Board's overall composition and VF's current and future needs. Candidates are selected for their character, judgment, business experience, acumen, independence and commitment to VF and service on the Board. Board members are selected to represent all shareholders and not any particular constituency. In accordance with VF's Corporate Governance Principles, the Committee considers diversity of experience and background in selecting nominees. The Committee considers this policy to have been effective to date in identifying diverse candidates.

Any shareholder who wishes to recommend a candidate for consideration by the Nominating and Governance Committee for nomination at an annual meeting should submit a written recommendation to the Secretary of VF. If the Committee does not recommend a nominee proposed by a shareholder for election as a director, then the shareholder seeking to propose the nominee would have to follow the formal nomination procedures set forth in VF's By-Laws. VF's By-Laws provide that a shareholder may nominate a person for election as a director if written notice of the shareholder's intent to nominate a person for election as a director is received by the Secretary of VF (1) in the case of an annual meeting, not less than 120 days before the anniversary of the date VF mailed its proxy materials for the prior year's annual meeting, or (2) in the case of a special meeting at which directors are to be elected, not later than seven days following the day on which notice of the meeting was first mailed to shareholders. The notice must contain specified information about the shareholder and the nominee, including such information as would be required to be included in a proxy statement pursuant to the rules and regulations established by the Securities and Exchange Commission under the Securities Exchange Act of 1934. The Committee's policy with regard to consideration of any potential director is the same for candidates recommended by shareholders and candidates identified by other means.


GENDER
3
Women
10
Men
58
Average Age
AGE DIVERSITY
1
40's
1
70's
4
60's
7
50's
7.3
Average Tenure
TENURE IN YEARS
6
< 5
3
5-9
2
10-14
1
15-19
1
20+

NOMINEES

Our Board selected the nominees based on their experience, qualifications, attributes and skills and the belief that each can make unique and substantial contributions to VF. Together, our nominees bring to our Board a vast array of public company and multi-brand consumer product company experience, and domestic and international business experience. In addition, our nominees represent diverse viewpoints and bring a blend of historical and new perspectives about VF as a result of their varied lengths of tenure as our directors. Our Board believes, in totality, this mix of attributes among the nominees enhances our Board's independent leadership and effectiveness in light of VF's businesses and organizational complexities and long-term strategy.

RICHARD T. CARUCCI

Age: 59

Director Since: 2009

Committees:
Executive
Audit
Finance (Chair)

Mr. Carucci served as President of Yum! Brands, Inc., a company that operates quick service restaurants globally, from 2012 until his retirement in 2014. He joined Yum! Brands (previously named Tricon Global Restaurants) in 1997 and held a series of finance positions, including Chief Financial Officer, prior to being appointed President in 2012.

Skills and Qualifications:
Mr. Carucci's qualifications for election include his experience as a leader of a large global multi-brand publicly traded company serving retail consumers.

JULIANA L. CHUGG

Age: 49

Director Since: 2009

Committees:
Executive
Compensation
Nominating and
Governance

Ms. Chugg has served as EVP, Chief Brands Officer – Core of Mattel, Inc., a world-wide leader in the design, manufacture and marketing of toys and family products, since September 2015. She was previously a Partner of Noble Endeavors LLC from January 2015 until September 2015, served as a Senior Vice President of General Mills, Inc. and President of its Frozen Frontier Division until the end of 2014, and had previously held a progression of leadership roles with General Mills and Pillsbury since 1996. Ms. Chugg previously served as a director of H.B. Fuller Company from April 2007 until January 2013. (Also see footnote 2 to the "Common Stock Beneficial Ownership of Certain Beneficial Owners" table on page 44).

Skills and Qualifications:
Ms. Chugg's qualifications for election include her extensive experience leading major functions and divisions of large publicly traded multi-brand consumer products companies and service on other public company boards of directors.

BENNO DORER

Age: 52

Director Since: 2017

Committees:
Audit
Nominating and Governance

Mr. Dorer has served as Chief Executive Officer of The Clorox Company, a manufacturer and marketer of consumer and professional products, since November 2014 and was appointed Chairman of the Board of the company in August 2016. He has served in numerous leadership roles with the company since he joined in 2005.

Skills and Qualifications:
Mr. Dorer's qualifications for election include his experience leading a global publicly traded multi-brand consumer products company and service on that company's board of directors.

MARK S. HOPLAMAZIAN

Age: 53

Director Since: 2015

Committees:
Audit
Nominating and Governance

Mr. Hoplamazian has served as the President and Chief Executive Officer of Hyatt Hotels Corporation since December 2006. He served as interim President from July 2006 to December 2006 and Vice President from August 2004 to December 2004, and has been a member of the board of directors of the company since November 2006. From April 2004 to August 2009, Mr. Hoplamazian served as President and Director of The Pritzker Organization, LLC ("TPO"). Mr. Hoplamazian served in various capacities with TPO since its formation in 1997 and with its predecessors prior to its formation, including managing its merchant banking and investment activities. From August 2009 to December 2010, Mr. Hoplamazian was a Vice President of TPO.

Skills and Qualifications:
Mr. Hoplamazian's qualifications for election include his experience leading a global multi-branded hospitality company, supervising the chief financial officer of a public company, and serving on the boards of directors of other public companies.

ROBERT J. HURST

Age: 71

Director Since: 1994

Committees:
Compensation
Finance

Mr. Hurst has been a Managing Director of Crestview Partners LLC, a private equity firm, since 2005. Mr. Hurst was Vice Chairman of The Goldman Sachs Group, Inc., an international investment banking and securities firm, and head or co-head of Investment Banking from 1990 to 1999. Mr. Hurst previously served as a director of Paris Re Holdings Limited from 2006 to 2009, The Goldman Sachs Group, Inc. from 1998 to 2003 and Constellation Energy.

Skills and Qualifications:
Mr. Hurst's qualifications for election include his extensive experience as a leader of a major international financial services firm and service on the boards of directors of other public companies.

LAURA W. LANG

Age: 61

Director Since: 2011

Committees:
Compensation
Finance

Ms. Lang has been the Managing Director of Narragansett Ventures, LLC since January 2014. Ms. Lang was the Chief Executive Officer of Time Inc., a division of Time Warner, one of the largest branded media companies in the world, until 2013. From 2008 until she joined Time Inc. in 2012, Ms. Lang was Chief Executive Officer of Digitas Inc., the largest digital agency in the world and a unit of Publicis Groupe S.A. In addition, she headed the company's pure-play digital agencies including Razorfish, Big Fuel, Denuo and Phonevalley. Ms. Lang also served as a director of Care.com Inc. from August 2014 to June 2016. She previously served on the boards of directors of NutriSystem, Inc. from 2010 to 2012 and Benchmark Electronics, Inc. from 2005 to 2011.

Skills and Qualifications:
Ms. Lang's qualifications for election include her leadership experience, digital, social and mobile media expertise and service on the boards of directors of other public companies.

W. ALAN MCCOLLOUGH

Age: 67

Director Since: 2000
Lead Independent Director

Committees:
Executive
Compensation
Nominating and Governance (Chair)

Mr. McCollough served as Chairman of the Board of Circuit City Stores, Inc., a specialty retailer of consumer electronics and related services, from 2002 until June 2006. He was also Chief Executive Officer of the company from June 2000 until his retirement from that position at the end of February 2006, and President of the company from 1997 until 2005. From 1997 to June 2000, he was President and Chief Operating Officer of Circuit City and in 2000 he was elected to the company's board of directors. Mr. McCollough also serves as a director of LA-Z-Boy Incorporated and Goodyear Tire & Rubber Company.

Skills and Qualifications:
Mr. McCollough's qualifications for election include his extensive experience leading a large publicly traded consumer products company, overseeing the chief financial officer of a public company and serving on the boards of directors of other public companies.

W. RODNEY MCMULLEN

Age: 56

Director Since: 2016

Committees:
Audit
Nominating and Governance

Mr. McMullen has served as Chief Executive Officer of The Kroger Co., one of the world's largest food retailers, since January 2014 and Chairman of the Board since January 1, 2015. Previously, he served as President and Chief Operating Officer from August 2009 to December 2013. Prior to that, Mr. McMullen was elected Vice Chairman in 2003, Executive Vice President in 1999, and Senior Vice President in 1997. Mr. McMullen also serves as a director of Cincinnati Financial Corporation.

Skills and Qualifications:
Mr. McMullen's qualifications for election include his experience leading a large publicly traded consumer products company, overseeing the chief financial officer of a public company and serving on the boards of directors of other public companies.

CLARENCE OTIS, JR.

Age: 60

Director Since: 2004

Committees:
Executive
Audit
Nominating and
Governance

Mr. Otis served as Chairman and Chief Executive Officer of Darden Restaurants, Inc., a large full-service restaurant company, until his retirement in 2014. Prior to that role, he served as the Executive Vice President of Darden Restaurants, Inc., and President of its Smokey Bones Restaurants division, from December 2002 until December 2004, Executive Vice President and Chief Financial Officer of Darden Restaurants from April 2002 to December 2002 and Senior Vice President and Chief Financial Officer from 1999 to 2002. Mr. Otis also serves as a director of Verizon Communications, Inc. Previously he served on the board of directors of the Travelers Companies, Inc. from 2002 to 2005. (Also see footnote 2 to the "Common Stock Beneficial Ownership of Certain Beneficial Owners" table on page 44).

Skills and Qualifications:
Mr. Otis's qualifications for election include his extensive experience leading a large publicly traded multi-brand company serving retail customers, acting as and then supervising the chief financial officer of a public company, and serving on the boards of directors of other public companies.

STEVEN E. RENDLE

Age: 57

Director Since: 2015

Committees:
Finance *(ex officio)*

Mr. Rendle has served as President and Chief Executive Officer of VF since January 2017. He served as President and Chief Operating Officer from June 2015 until December 2016. He served as Senior Vice President – Americas from April 2014 until June 2015 and as Vice President and Group President – Outdoor & Action Sports Americas from May 2011 until April 2014. Mr. Rendle joined VF in 1999 and has held a progression of leadership roles within VF since that time.

Skills and Qualifications:
Mr. Rendle's qualifications for election include his service as President and Chief Executive Officer of VF and in other leadership roles with VF.

CAROL L. ROBERTS

Age: 57

Director Since: 2017

Committees:
Audit
Finance

Ms. Roberts has been Senior Vice President and Chief Financial Officer of International Paper, a global leader in packaging and paper manufacturing, since November 2011. Prior to being named CFO, Ms. Roberts led International Paper's largest business, serving as Senior Vice President of the Industrial Packaging Group from 2005 until 2011. Ms. Roberts joined International Paper in 1981, and throughout her career has served in various management, operational and technical roles. Ms. Roberts serves on the board of directors of Alcoa Corporation and has served on the board since January 2014.

Skills and Qualifications:
Ms. Roberts's qualifications for election include her experience as Chief Financial Officer of International Paper Company, extensive experience as a leader in many operational roles within the company and service on the board of directors of another public company.

MATTHEW J. SHATTOCK

Age: 54

Director Since: 2013

Committees:
Executive
Compensation (Chair)
Finance

Mr. Shattock is Chairman and Chief Executive Officer of Beam Suntory Inc., a leading global distilled spirits company with some of the world's most iconic premium spirits brands, more than 30 production and commercial facilities around the world and a global team of 4,400 employees. He has led Beam since 2009, first as an operating unit of Fortune Brands and then as a standalone public company until it was acquired by Suntory Holdings Limited in 2014. Previously, Mr. Shattock held various executive leadership roles during his six years at Cadbury plc, a global confectionary company, and prior to that in his 16 years at Unilever PLC. Mr. Shattock also serves as a director of Suntory Holdings Limited.

Skills and Qualifications:
Mr. Shattock's qualifications for election include his experience leading a global multi-brand consumer products company.

ERIC C. WISEMAN	Mr. Wiseman has served as Chairman of the Board of Directors of VF since August 2008. He also served as Chief Executive Officer from January 2008 through December 2016, President from March 2006 until June 2015, and Chief Operating Officer from March 2006 until January 2008. He was elected a director of VF in October 2006. Mr. Wiseman joined VF in 1995 and has held a progression of leadership roles within and across VF's coalitions. Mr. Wiseman also serves as a director of CIGNA Corporation and Lowe's Companies, Inc.
Age: 61	
Director Since: 2006	
Committees: Executive Finance *(ex officio)*	**Skills and Qualifications:** Mr. Wiseman's qualifications for election include his prior service as Chief Executive Officer of VF and other leadership roles with VF.

CORPORATE GOVERNANCE AT VF

VF's business is managed under the direction of its Board of Directors. Members of the Board are kept informed of VF's business through discussions with the Chairman, the Chief Executive Officer and other officers, by reviewing VF's annual business plan and other materials provided to them and by participating in meetings of the Board and its committees. In addition, to promote open discussion among the independent directors, those directors meet in regularly scheduled executive sessions without management present. During 2016, the independent directors met in executive session without management present six times. Since April 2016, VF has had a lead director structure, in which the independent directors annually elect a lead independent director whose duties include those described below. W. Alan McCollough, Chairman of the Nominating and Governance Committee, was selected by the Board to serve as our lead independent director and has served in such position since April 2016.

Corporate Governance Principles

VF's Board of Directors has a long-standing commitment to sound and effective corporate governance practices. A foundation of VF's corporate governance is the Board's policy that a substantial majority of the members of the Board should be independent. This policy is included in the Board's written Corporate Governance Principles, which address a number of other important governance issues such as:

- qualifications for Board membership;
- mandatory retirement for Board members at the annual meeting of shareholders following attainment of age 72;
- a requirement that directors offer to submit their resignation for consideration upon a substantial change in principal occupation or business affiliation;
- Board leadership;
- a lead independent director, whose duties include presiding at meetings of the Board at which the chairman is not present, serving as a liaison between the chairman and the independent directors, approving meeting agendas and schedules, having authority to call meetings of the independent directors and being available for consultation and direct communication with major shareholders;
- committee responsibilities;
- Board consideration of majority shareholder votes;
- authority of the Board to engage outside independent advisors as it deems appropriate;
- majority voting for directors in uncontested elections;
- succession planning for the chief executive officer; and
- annual Board self-evaluation.

In addition, the Board of Directors for many years has had in place formal charters stating the powers and responsibilities of each of its committees.

The Board's Corporate Governance Principles, the Audit, Nominating and Governance, Compensation and Finance Committee charters, code of business conduct and ethics applicable to the principal executive officer, the principal financial officer, and the principal accounting officer as well as other employees and all directors of VF, and other corporate governance information are available on VF's web site (www.vfc.com) and will be provided free of charge to any person upon request directed to the Secretary of VF at P.O. Box 21488, Greensboro, North Carolina 27420. Anyone wishing to communicate directly with one or more members of the Board of Directors or with the non-management members of the Board of Directors as a group (including the directors who preside at meetings or executive sessions of non-management directors) may contact the Chairman of the Nominating and Governance Committee, c/o the Secretary of VF at the address set forth in the preceding sentence, or call the VF Ethics Helpline at 1-866-492-3370 or send an email message to corpgov@vfc.com. The Secretary forwards all such communications, other than solicitations and frivolous communications, to the Chairman of the Nominating and Governance Committee.

Related Party Transactions

Since the beginning of VF's last fiscal year, no financial transactions, arrangements or relationships, or any series of them, were disclosed or proposed through VF's processes for review, approval or ratification of transactions with related persons in which (i) VF was or is to be a participant, (ii) the amount involved exceeded $120,000, and (iii) any related person had or will have a direct or indirect material interest. A related person means any person who was a director, nominee for director, executive officer or 5% owner of the Common Stock of VF, or an immediate family member of any such person. PNC Bank, N.A., which is one of three co-trustees under the Deeds of Trust dated August 21, 1951 and under the Will of John E. Barbey (see footnote 2 to the "Common Stock Beneficial Ownership of Certain Beneficial Owners" table on page 44), is one of several lenders party to VF's revolving credit facility. The credit facility was entered in the ordinary course of business, was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and did not involve more than the normal risk of collectability or present other unfavorable features.

The VF Code of Business Conduct prohibits any associate, including officers and directors, of VF from owning any interest in (excluding publicly traded securities) or having any personal contract or agreement of any nature with suppliers, contractors, customers or others doing business with VF that might tend to influence a decision with respect to the business of VF. Each of the Chief Executive Officer and senior financial officers must disclose to the General Counsel any material transaction or relationship that reasonably could be expected to give rise to such a conflict of interest, and the General Counsel must notify the Nominating and Governance Committee of any such disclosure. Conflicts of interest involving the General Counsel must be disclosed to the Chief Executive Officer, and the Chief Executive Officer must notify the Nominating and Governance Committee of any such disclosure.

In addition, all directors and persons subject to reporting under Section 16 of the Rules and Regulations under the Securities Exchange Act of 1934 are required to disclose any transaction between them, entities they own an interest in, or their immediate family members, and VF (other than transactions available to all employees generally or transactions of less than $100,000 in value) to the General Counsel. The General Counsel presents any items disclosed by any director to the full Board of Directors, and any item disclosed by an officer to the Nominating and Governance Committee.

Board of Directors

Twelve of VF's current directors and eleven of the nominees for director are non-employee directors. Under the NYSE Corporate Governance Rules, no director qualifies as "independent" unless the Board of Directors affirmatively determines that the director has no material relationship with the company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). The Board has adopted categorical standards that are part of the Corporate Governance Principles to assist it in making determinations of independence, which are attached to this proxy statement as Appendix A. In evaluating the independence of directors, the Board considered transactions and relationships between each director and members of his or her immediate family. When considering commercial transactions that are made from time to time in the ordinary course of business between VF and certain entities affiliated with non-management directors, transactions are not considered to be a material transaction that would impair the independence of the relevant non-management director if the director is an executive officer or employee of another company that does business with VF in an amount which, in any single fiscal year for the past three fiscal years, is less than the greater of $1 million or 2% of such other company's consolidated gross revenues.

The Board determined that 11 of VF's 13 nominees for director are free of any material relationship with VF, other than their service as directors, and are "independent" directors both under the New York Stock Exchange Listing Standards and the categorical standards adopted by the Board. The Board determined that Ms. Chugg, Ms. Lang, and Ms. Roberts and Messrs. Carucci, Dorer, Hoplamazian, Hurst, McCollough, McMullen, Otis, and Shattock are independent directors, and that Messrs. Wiseman and Rendle are not independent directors. The Board, in making its determination as to Mr. Hoplamazian's independence, considered that he is President, Chief Executive Officer and a director of Hyatt Hotels Corporation, which is a vendor to VF Corporation in the ordinary course of business. The Board, in making its determination as to Mr. McMullen's independence, considered that he is Chairman and Chief Executive Officer of The Kroger Co. which transacts business with VF in the ordinary course of business. The Board, in making its determination as to Ms. Chugg's and Mr. Otis's independence, considered that Ms. Chugg and Mr. Otis serve as two of the three Trustees under the Deeds of Trust dated August 21, 1951 and the Will of John E. Barbey (collectively, the "Trusts").

Because all decisions of the Trustees require a majority vote, and thus none of the three Trustees individually controls the decision-making of the Trustees, the Trustees are not considered to separately beneficially own the Trust Shares. As a result, and after considering all other relevant factors related to their roles as Trustees, the Board determined that Ms. Chugg's and Mr. Otis's status as Trustees of the Trusts does not give rise to a material relationship with VF other than in their service as directors.

During 2016, VF's Board of Directors held eight meetings. Under VF's Corporate Governance Principles, directors are expected to attend all meetings of the Board, all meetings of committees of which they are members and the annual meetings of shareholders. Every current member of the Board, since the time of his or her election to the Board, attended at least 75% of the total number of meetings of the Board and all committees on which he or she served during 2016, and every member of the Board who was a Board member in April 2016 attended the Annual Meeting of Shareholders in April 2016.

Board Committees and Their Responsibilities

The Board has Executive, Audit, Finance, Nominating and Governance, and Compensation Committees. The Board has determined that each of the members of the Audit, Nominating and Governance and Compensation Committees is independent. Each of these committees is governed by a written charter approved by the Board of Directors. Each is required to perform an annual self-evaluation, and each committee may engage outside independent advisors as the committee deems appropriate. A brief description of the responsibilities of the Audit, Finance, Nominating and Governance and Compensation Committees follows.

Audit Committee: The Audit Committee monitors and makes recommendations to the Board concerning the financial policies and procedures to be observed in the conduct of VF's affairs. Its duties include:

- selecting the independent registered public accounting firm for VF;
- reviewing the scope of the audit to be conducted by the independent registered public accounting firm;
- meeting with the independent registered public accounting firm concerning the results of their audit and VF's selection and disclosure of critical accounting policies;
- reviewing with management and the independent registered public accounting firm VF's annual and quarterly statements prior to filing with the Securities and Exchange Commission;
- overseeing the scope and adequacy of VF's system of internal controls over external financial reporting;
- reviewing the status of compliance with laws, regulations, and internal procedures, contingent liabilities and risks that may be material to VF;
- preparing a report to shareholders annually for inclusion in the proxy statement; and
- serving as the principal liaison between the Board of Directors and VF's independent registered public accounting firm.

As of the date of this proxy statement, the members of the Committee are Messrs. de Bedout (Chairman), Carucci, Dorer, Hoplamazian, McMullen and Otis, and Ms. Roberts. The Committee held nine meetings during 2016. The Board of Directors has determined that all of the members of the Committee are independent as independence for audit committee members is defined in the New York Stock Exchange Listing Standards and the Securities and Exchange Commission regulations and that all are financially literate. The Board of Directors has further determined that Messrs. Carucci, Dorer, Hoplamazian, McMullen and Otis, and Ms. Roberts qualify as "audit committee financial experts" in accordance with the definition of "audit committee financial expert" set forth in the Securities and Exchange Commission regulations and have accounting and related financial management expertise within the meaning of the Listing Standards of the New York Stock Exchange. Messrs. Carucci, Dorer, Hoplamazian, McMullen and Otis and Ms. Roberts acquired those attributes through acting as or actively overseeing a principal financial officer or principal accounting officer of a public company. Each of them has experience overseeing or assessing the performance of companies with respect to the evaluation of financial statements.

Finance Committee: The Finance Committee monitors and makes recommendations to the Board concerning the financial policies and procedures of VF. The responsibilities of the Committee include reviewing and recommending to the Board, as appropriate, actions concerning:

- dividend policy;

- changes in capital structure, including debt or equity issuances;
- the financial aspects of proposed acquisitions or divestitures;
- VF's annual capital expenditure budgets and certain capital projects; and
- the funding policy for VF's benefit plans.

As of the date of this proxy statement, the members of the Committee are Messrs. Carucci (Chairman), de Bedout, Hurst, Shattock and Ms. Lang and Ms. Roberts. Messrs. Wiseman and Rendle serve as *ex officio* members of the Committee. The Committee held five meetings during 2016.

Nominating and Governance Committee: The responsibilities of the Nominating and Governance Committee include:

- recommending to the Board of Directors criteria for Board membership, screening potential candidates for director and recommending candidates to the Board of Directors;
- recommending to the Board a succession plan for the Chief Executive Officer; and
- reviewing developments in corporate governance and making recommendations to the Board on governance policies and principles for VF.

The Committee annually evaluates each director to determine his or her fitness and appropriateness for continued service on the Board. As of the date of this proxy statement, the members of the Committee are Messrs. McCollough (Chairman), Dorer, Hoplamazian, McMullen and Otis and Ms. Chugg. The Committee held five meetings during 2016.

Compensation Committee: The Compensation Committee has the authority to discharge the Board's responsibilities relating to compensation of VF's executives and to review and make recommendations to the Board concerning compensation and benefits for key employees. The responsibilities of the Compensation Committee include:

- reviewing and approving VF's goals and objectives relative to the compensation of the Chief Executive Officer, evaluating him in light of these goals and objectives, and setting his compensation level based on this evaluation;
- annually reviewing the performance evaluations of the other executive officers of VF;
- annually recommending to the Board the salary of each named executive officer of VF and reviewing management's recommendations regarding the salaries of other senior officers;
- making recommendations to the Board with respect to incentive compensation-based plans and equity-based plans;
- periodically reviewing all VF's compensation and benefit plans insofar as they relate to key employees to confirm that such plans remain equitable and competitive;
- administering and interpreting VF's management incentive compensation plans, in accordance with the terms of each plan;
- preparing a report to shareholders annually for inclusion in the proxy statement;
- reviewing VF's Compensation Discussion and Analysis in the proxy statement and discussing with management;
- periodically reviewing the competitiveness and appropriateness of the compensation program for non-employee directors and recommending to the Board compensation to be paid to non-employee directors; and
- reviewing and recommending to the Board VF's submissions to shareholders on executive compensation matters.

The Committee has the authority to retain or obtain the advice of any compensation consultant, legal counsel or other adviser. The Committee may only select a compensation consultant, legal counsel or other adviser after taking into consideration the factors that affect the independence of such advisers as identified by the Securities and Exchange Commission and the New York Stock Exchange. The Committee has retained Frederic W. Cook & Co., Inc. ("FW Cook") as its independent compensation consultant to assist the Committee in accomplishing its objectives. FW Cook has no relationship with VF other than providing services to the Compensation Committee.

The Chief Executive Officer makes his performance evaluation comments and recommendations to the Committee regarding compensation for executives reporting directly to him. VF management purchases aggregate executive compensation data from Willis Towers Watson from its database of over 700 U.S.-based companies to assist the Chief Executive Officer in making those recommendations to the Committee. The Committee has the authority to form and delegate authority to subcommittees as it deems appropriate. The role of the Committee, the compensation consultant and management in executive compensation is discussed in further detail in the Compensation Discussion and Analysis beginning on page 18. As of the date of this proxy statement, the members of the Committee are Messrs. Shattock (Chairman), Hurst and McCollough and Ms. Chugg and Ms. Lang. The Committee held four meetings during 2016.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Compensation Committee (i) has ever been an officer or employee of VF, (ii) had any relationship requiring disclosure by VF under the rules and regulations established by the Securities and Exchange Commission, or (iii) is an executive officer of another entity at which one of VF's executive officers serves on the board of directors. None of VF's executive officers has served during 2016 as a director or a member of the compensation committee of another entity, one of whose executive officers serves as a member of the VF Board of Directors or Compensation Committee.

BOARD LEADERSHIP STRUCTURE AND BOARD OVERSIGHT OF RISK

Eric C. Wiseman serves as Chairman of the Board of VF and Steven E. Rendle serves as Chief Executive Officer of VF. The members of the Board possess considerable experience and unique knowledge of the challenges and opportunities VF faces and the Board believes that the current leadership structure is most effective for VF. The Board believes VF has a strong governance structure in place with sufficient processes to provide for independent discussion among directors and for independent evaluation of, and communication with, many members of senior management. These processes include the lead independent director structure adopted by the Board in 2016. The Board has concluded that VF and its shareholders are best served by not having a formal policy on whether the same individual should serve as both Chief Executive Officer and Chairman of the Board. The Board retains the flexibility to determine the appropriate leadership structure based on the circumstances at the time of the determination.

Since April 2016, W. Alan McCollough has served as lead director, and his duties include presiding at meetings of the Board at which the Chairman is not present, serving as a liaison between the Chairman and the independent directors, approving meeting agendas and schedules, having authority to call meetings of the independent directors and being available for consultation and direct communication with major shareholders.

The Board of Directors considers its role in risk oversight when evaluating VF's Corporate Governance Principles and its leadership structure. Both the Corporate Governance Principles and the Board's leadership structure facilitate the Board's oversight of risk and communication with management. Our Chairman is focused on VF's risk management efforts and ensures that risk matters are appropriately brought to the Board and/or its committees for their review. The Board executes oversight responsibility for risk both as a whole and through delegation to its committees, for example:

- the Audit Committee, consistent with the requirements of the New York Stock Exchange and the Audit Committee charter, discusses guidelines and policies to govern the process by which risk assessment and management is undertaken at VF and oversees the steps management takes to monitor and control VF's material financial risk exposure. The Audit Committee reviews the status of compliance with laws, regulations and internal procedures, contingent liabilities and risks that may be material to VF, and the scope and status of systems designed to assure VF's compliance with laws, regulations and internal procedures through receiving reports from management, legal counsel and other third parties, as well as major legislative and regulatory developments which could materially impact VF's contingent liabilities and risks;
- the Compensation Committee evaluates the risks and rewards associated with VF's compensation philosophy and programs; and
- the Finance Committee oversees certain financial matters and risks relating to capital structure, acquisitions and divestitures and capital projects.

Directors' Compensation

The primary components of compensation for our non-employee directors are cash retainer, Lead Director and Committee Chairman fees and equity-based grants of nonqualified stock options to purchase shares of Common Stock and restricted awards (restricted stock or restricted stock units ("RSUs")) under VF's 1996 Stock Compensation Plan. The Board sets directors' compensation annually based on analysis of information provided by the independent compensation consultant to the Compensation Committee regarding director compensation at publicly traded companies of a size comparable to VF. Based on that analysis, for 2016 the Board established a lead director annual retainer in the amount of $20,000. The following describes our current non-employee director compensation:

COMPENSATION ELEMENT	DIRECTOR COMPENSATION PROGRAM
Annual Retainer	$90,000
Annual Equity Retainer	Approximately $145,000[1] (split approximately equally between options and RSUs)
Committee Fees	None
Lead Director Fee	$20,000
Committee Chairman Fee	$20,000
Meeting Fee for Board meeting in excess of ten meetings during the year	$2,000 per meeting
Special Assignments in connection with Board or Committee Activity	$1,000 per day per assignment
Stock Ownership Guidelines	Stock ownership with a fair market value equal to five times the annual retainer[2]

[1] The actual dollar value for options and RSUs awarded to Directors varies slightly due to sizing of equity awards and in 2016 it was $145,010. Terms of the awards are described in the footnotes to the 2016 Independent Director Compensation table below.

[2] All of the directors have exceeded the guideline targets for director stock ownership except for Mr. Shattock, who was elected to the Board in February 2013, Mr. Hoplamazian, who was elected to the Board in February 2015, Mr. McMullen, who was elected to the Board in February 2016, and Mr. Dorer and Ms. Roberts, who were elected to the Board in February 2017. Under the policy, newly elected directors are expected to meet the ownership guideline within five years after first being elected.

Messrs. Wiseman and Rendle, the only directors who are also employees of VF, do not receive any compensation in addition to their regular compensation for service on the Board and attendance at meetings of the Board or any of its committees. VF does not provide pension, medical or life insurance benefits to its non-employee directors.

Each non-employee director may elect to defer all or part of his or her retainer and fees into equivalent units of VF Common Stock under the VF Deferred Savings Plan for Non-Employee Directors. All Common Stock equivalent units receive dividend equivalents. Deferred sums, including Common Stock equivalent units, are payable in cash to the participant upon termination of service or such later date specified in advance by the participant. Nine directors elected to defer compensation in 2016.

VF reimburses non-employee directors for travel and lodging expenses incurred in the performance of their duties. Directors traveling on VF business are covered by VF's business travel accident insurance policy which generally covers all VF employees and directors. Directors are encouraged to attend formal training programs in areas relevant to the discharge of their duties as directors. VF reimburses expenses incurred by directors attending such programs. Each director is eligible to participate in VF's matching gift program for institutions of higher learning and National Public Television and Radio up to an aggregate of $10,000 per year. This program is available to all VF employees and directors. Upon a director's retirement from the Board, VF will make donations of up to $10,000 to a charitable organization selected by the director.

2016 INDEPENDENT DIRECTOR COMPENSATION

DIRECTOR	FEES EARNED OR PAID IN CASH (1) ($)	RSU AWARDS (2) ($)	OPTION AWARDS (3) ($)	ALL OTHER COMPENSATION (4) ($)	TOTAL ($)
Richard T. Carucci	$110,000	$72,506	$72,504	$ 0	$255,010
Juliana L. Chugg	90,000	72,506	72,504	621	235,631
Juan Ernesto de Bedout	110,000	72,506	72,504	10,000	265,010
Mark S. Hoplamazian	90,000	72,506	72,504	0	235,010
Robert J. Hurst	90,000	72,506	72,504	10,000	245,010
Laura W. Lang	90,000	72,506	72,504	0	235,010
W. Alan McCollough	125,000	72,506	72,504	301	270,311
W. Rodney McMullen	90,000	72,506	72,504	301	235,311
Clarence Otis, Jr.	90,000	72,506	72,504	0	235,010
Matthew J. Shattock	105,000	72,506	72,504	909	250,919
Raymond G. Viault*	50,000	72,506	72,504	10,054	205,064

* Mr. Viault did not stand for reelection at the 2016 Annual Meeting of Shareholders and, accordingly, his compensation is for a portion of the year.

[1] Messrs. Carucci, de Bedout, Hurst, McMullen, Otis, Shattock and Viault and Ms. Chugg and Ms. Lang elected to defer all of their cash compensation in 2016.

[2] Each Director serving in 2016 was awarded 1,183 RSUs on February 23, 2016. The value in this column is the grant date fair value ($61.29 per RSU) computed in accordance with FASB ASC Topic 718. The assumptions used and the resulting weighted average value of RSUs granted during 2016 are summarized in Note O to VF's consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016. These RSUs, which are vested and non-forfeitable at grant, remained outstanding on December 31, 2016, and at that date each non-employee Director granted RSUs in 2016 held a total of 1,183 RSUs. RSUs earn dividend equivalents and are settled in shares of VF Common Stock one year after the date of grant.

[3] Each Director serving in 2016 was awarded options to purchase 5,833 shares of VF Common Stock on February 23, 2016. The exercise price of the options is $61.29 per share. The value in this column is the grant date fair value ($12.43 per option) computed in accordance with FASB ASC Topic 718. The valuation assumptions used and the resulting weighted average value of stock options granted during 2016 are summarized in Note O to VF's consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016. Options granted to non-employee directors have an exercise price equal to the fair market value of a share of VF Common Stock at the date of grant, are non-forfeitable, have a stated term of ten years and become exercisable one year after the date of grant. Upon a director's separation from the Board, options are exercisable for 36 months but not after the expiration of the option term. Options to purchase shares of VF Common Stock were outstanding at the end of 2016 for each current non-employee Director as follows: Richard T. Carucci, 51,691; Juliana L. Chugg, 77,231; Juan Ernesto de Bedout, 100,083; Mark S. Hoplamazian, 10,924; Robert J. Hurst, 100,083; Laura W. Lang, 30,315; W. Alan McCollough, 100,083; W. Rodney McMullen, 5,833; Clarence Otis, Jr., 51,691; and Matthew J. Shattock, 23,415.

[4] The amounts in this column reflect matching contributions under VF's charitable matching gift program, charitable contributions made upon retirement and travel and entertainment for spouses attending Board-related functions. Contributions under VF's charitable matching gift program were not paid to the directors but were donations to designated institutions or organizations matching the directors' personal contributions as follows: $10,000 for Mr. de Bedout and $10,000 for Mr. Hurst . In connection with Mr. Viault's retirement, VF made a charitable contribution in his name to a designated institution in the amount of $10,000.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

INTRODUCTION

This Compensation Discussion and Analysis explains VF's executive compensation program, compensation philosophy and objectives, the components of executive compensation, and executive stock ownership. The focus of the analysis is on the Company's named executive officers listed in the Summary Compensation Table (the "NEOs"):

NAME	TITLE DURING FISCAL 2016
Eric C. Wiseman	Chairman and Chief Executive Officer
Steven E. Rendle	President and Chief Operating Officer
Scott A. Roe	Vice President and Chief Financial Officer
Karl Heinz Salzburger	Vice President and Group President – VF International
Scott H. Baxter	Vice President and Group President – Outdoor and Action Sports Americas

For purposes of this Compensation and Discussion Analysis, reference to a named executive officer by his office refer to the office held as of December 31, 2016. As disclosed in our Form 8-K filed with the Securities and Exchange Commission on October 5, 2016, Steven E. Rendle was elected as Chief Executive Officer and Eric C. Wiseman continued in the role of executive Chairman, each effective January 1, 2017, and their compensation packages were correspondingly modified.

EXECUTIVE SUMMARY

Our Compensation Philosophy – VF's Executive Compensation Program (the "Program") is designed to:

- Enable VF to attract and retain talented executives
- Align our executives' interests with those of shareholders by paying for performance
- Provide a high percentage of our executives' total direct compensation in pay at risk and long term equity based compensation to reward performance over the short- and long-term and align the compensation of our executives with the shareholder returns

Balance of Base Salary and At-Risk Pay for Performance Components – VF's philosophy is that a significant portion of each executive's total direct compensation should be at-risk, meaning subject to fluctuation based on VF's financial performance and stock price performance. The at-risk components of total compensation targets are annual cash incentives and long-term equity compensation. The at-risk portion of total compensation is progressively greater for higher level positions.

CEO


10%
Base Salary
18%
Annual Cash Incentive
36%
Performance Restricted Stock Units
36%
Stock Options
90%
Performance-Based Compensation

OTHER NEOS (AVERAGE)


24%
Base Salary
19%
Annual Cash Incentive
29%
Performance Restricted Stock Units
28%
Stock Options
76%
Performance-Based Compensation

VF intends to continue this strategy of compensating its executives through programs that substantially link executive compensation to VF's performance, with a view to striking an appropriate balance between the long-term and short-term performance of VF, and between VF's financial performance and shareholder return.

Our Governance Practices – Our executive compensation practices support good governance and mitigate excessive risk-taking. Below we highlight key compensation practices that we have implemented in our Program to promote the interests of shareholders and ensure responsible compensation and governance practices:

WHAT WE DO	
✓ Annual "say-on-pay" advisory vote for shareholders (approved by 94% of votes cast in 2016)	✓ Pay-for-performance emphasis with a balance of short- and long-term incentives, using an array of key performance metrics
✓ Alignment of executive compensation with shareholder returns through equity ownership and equity-based awards	✓ Significant stock ownership guidelines for executives
✓ Long-term incentive compensation tied to VF's total shareholder return ("TSR") relative to TSR of S&P 500 companies	✓ Claw-back provisions for cash and equity performance-based compensation
✓ "Double trigger" required for severance under change-in-control agreements and for accelerated vesting of equity awards	✓ Compensation consultant to the Compensation Committee is independent and free of conflicts

WHAT WE DO NOT DO	
✗ No excise tax gross-up payments under new or materially enhanced change-in-control agreements	✗ No back dating or re-pricing of stock options and stock appreciation rights
✗ No hedging or pledging of VF Common Stock	✗ No employment agreements for U.S.-based executive officers

At our 2016 Annual Meeting, shareholders showed strong support for our executive compensation program, with approximately 94% of the votes cast in favor of our advisory "say-on-pay" resolution.

2016 Financial and Operational Highlights

VF's global business model, diverse brand portfolio, and focused operational discipline helped the company deliver solid results in 2016 despite an inconsistent retail environment and continued pressure from changes in foreign currency. Highlights of VF's Performance in 2016 included:

- Revenues from continuing operations were in line with 2015 at $12 billion;
- International revenues increased 4 percent, including a 2 percent negative impact from changes in foreign currency;
- Direct-to-consumer revenues increased 8% over 2015, including a negative 1 percent impact from changes in foreign currency;
- Earnings per share decreased 9% to $2.78 in 2016 from $3.04 in 2015, as benefits from a lower effective tax rate were more than offset by unfavorable impacts from foreign currency and a $0.33 impact from charges related to goodwill and intangible asset impairment, pension settlement and restructuring;
- Gross margin increased 20 basis points to 48.4% in 2016;
- Cash flow from operations grew to $1.5 billion;
- VF increased the quarterly dividend rate by 14% in the fourth quarter of 2016, marking the 44th consecutive year of increase in the rate of dividends paid per share; and
- VF returned $1.6 billion to shareholders through dividends and share repurchases.

References to foreign currency amounts above reflect the changes in foreign exchange rates from 2015 and their impact on both translating foreign currencies into U.S. dollars and on transactions denominated in a foreign currency.

End of Executive Summary

Compensation Program

COMPENSATION PHILOSOPHY AND OBJECTIVES

The fundamental philosophy of our Program is to pay for performance by aligning our executives' pay to the achievement of overall short- and long-term business strategies of VF. The Program incorporates the following objectives:

- Motivate executives to accomplish VF's short-term and long-term business objectives;
- Provide annual incentives to executives based on corporate, business group and individual performance;
- Provide executives with long-term equity-based compensation that aligns the interests of shareholders and executives; and
- Offer total compensation that is competitive with other large U.S.-based companies with which VF may compete for executive talent.

Our Program is designed to balance fixed and performance-based compensation components, and incentivize responsible achievement of multiple operating goals over one- and three-year periods. For the purpose of valuing total direct compensation, the performance-based elements are valued at their grant date at target levels. Such awards also provide for above- and below-target payout levels and thereby directly motivate executives to achieve VF's business goals, reward them for achieving and exceeding these goals and reduce compensation below target levels if goals are not achieved.

Following are the Elements of our Program:

TYPE	COMPONENT	ELEMENT	TERMS	OBJECTIVE	PERFORMANCE PERIOD
Fixed Compensation	Annual Base Salary	Cash	• Fixed pay reflective of an executive's role, responsibilities and individual performance • Reviewed annually	• Competitively compensate executives for their level of responsibility, skills, experience and sustained individual contribution	N/A
Performance-Based Compensation	Annual Incentive Awards	Cash	• Variable, performance-based cash compensation earned based on achieving pre-established annual goals • Annual payouts range from 0% to 200% of the targeted incentive opportunity	• Link compensation to short-term operating performance	One Year
	Long-term equity incentive awards	Performance-Based Restricted Stock Units ("RSUs")	• Variable, performance-based equity compensation earned based on achieving pre-established financial goals and relative total shareholder return over a three-year performance period • Payouts range from 0% to 225% of the targeted incentive opportunity • Generally vest three years from grant date • Dividend equivalent units accumulate during the vesting period • Paid in shares of VF Common Stock upon vesting	• Link rewards to long-term operating performance • Link rewards to shareholder value creation through stock price growth • Aid in retention	Three Years
		Stock Options	• Generally vest one third each year for three years • Expire after ten years • Granted at fair market value	• Link rewards to shareholder value creation through stock price growth • Aid in retention	Up to Ten Years

In establishing the elements of executive compensation, the Committee, in consultation with its independent consultant, assesses whether the Program's terms promote unnecessary risk-taking. In performing this assessment, the Committee reviews such compensation design elements as pay mix, performance metrics, performance goals and payout curves, payment timing and adjustments, equity incentives, stock ownership requirements, clawbacks and VF's trading policies. After performing this analysis, the Committee has concluded that the Program does not promote excessive or unnecessary risk-taking.

Compensation Decision-Making Process – Roles and Responsibilities

THE COMPENSATION COMMITTEE

VF's Compensation Committee, composed entirely of independent directors, reviews all components of the Program annually to confirm that they are necessary and appropriate to promote VF's strategic objectives while considering the competitive marketplace for executive talent. In addition, the Committee:

- Reviews and approves VF's goals and objectives relative to the Chairman and Chief Executive Officer's compensation, sets his compensation levels and formulates his compensation package
- Annually reviews the performance of the Chairman and Chief Executive Officer and reviews the evaluations of the other NEOs
- Reviews and approves the compensation packages for the other NEOs
- Approves base salary adjustments to the extent they are warranted by changes in market pay data and other considerations
- Approves annual and long-term incentive award payouts based on performance achieved relative to the pre-established performance targets
- Evaluates and approves executive officer compensation to ensure that a significant portion is performance-based, while creating incentives for above-target performance and consequences for below-target performance
- Confirms that total compensation paid to each executive officer is appropriate based on comparing the Company's financial performance relative to the peer group as measured by financial metrics including total shareholder returns and operating performance
- Reviews and establishes the peer group companies used as a reference to compare Company performance and executive officer compensation
- Continually monitors external compensation practices that meet high governance standards and considers their implementation as appropriate – receives regular reports on such practices from its independent compensation consultant, reviews the analysis of the Program by the leading proxy voting advisory firms, and receives feedback from VF shareholders through VF's investor relations department

- Considers the results of the vote by VF shareholders on the annual advisory "say-on-pay" proposal in connection with the discharge of its responsibilities
- Reviews and approves executive compensation policies, such as share ownership requirements and prohibitions against pledging and hedging of VF shares
- Performs Total Compensation Review to understand the amounts of all elements of the executives' compensation
  - Annually reviews tally sheets summarizing all components of VF's top executives' compensation including current cash compensation (base salary and annual cash incentive awards) and assumed value of long-term equity incentive compensation (performance-based RSUs and stock options)
  - Annually reviews the dollar value to the executive and the cost to VF of all perquisites and other benefits, payout obligations under VF's Pension Plan and VF's Supplemental Executive Retirement Plan, aggregate balances under VF's deferred compensation plans, and projected payout levels under several termination-of-employment scenarios, including termination with and without cause and termination after a change in control of VF

THE INDEPENDENT COMMITTEE CONSULTANT

The Committee retained Frederic W. Cook & Co. Inc. ("FW Cook") as its independent compensation consultant to assist the Committee in accomplishing its objectives for 2016. FW Cook is independent of VF, having no relationship with VF other than providing advisory services to the Committee. In reviewing FW Cook's independence, the Committee has considered the six factor test prescribed under New York Stock Exchange rules. The Committee has sole authority to retain or terminate the service of its compensation consultant and to establish the fees to be paid to the consultant.

- At the Committee's instruction annually, independently prepare an analysis of compensation data relating to the Chairman and Chief Executive Officer and report to the Committee on the compensation data provided by management regarding the other NEOs
- At the Committee's request, a representative of FW Cook attended all meetings and executive sessions of the Committee in 2016

- Advises the Committee on current executive compensation practices that meet high governance standards, as well as current market trends, regulatory issues and developments related to executive compensation and director compensation
- Periodically reviews the industry group of publicly traded apparel/retail and consumer products companies whose compensation data is used by the Committee in its process of establishing compensation targets (collectively, the "Industry Group")

VF MANAGEMENT

As requested by the Committee, management is responsible for providing FW Cook with information to facilitate its role in advising the Committee and preparing information for each Committee meeting.

- The Vice President, Chief Human Resources Officer and the Chairman and Chief Executive Officer generally attend Committee meetings, except the executive sessions that are held as part of each meeting
- Work with the Committee Chairman to prepare the agenda for each meeting
- The Chairman and Chief Executive Officer makes recommendations to the Committee regarding compensation for NEOs
- The Chairman and Chief Executive Officer provides the Compensation Committee with a self-assessment based on achievement of the agreed-upon objectives and other leadership accomplishments

- Provide information on VF's strategic objectives to the Committee and make recommendations to the Committee regarding business performance targets and objectives for all senior executives including the Chairman and Chief Executive Officer
- In consultation with FW Cook, recommends for the Committee's consideration the Industry Group whose compensation data is used by the Compensation Committee, based on management's knowledge of the publicly traded companies with which VF is most likely to compete for top executives

COMPETITIVE COMPENSATION TARGETS AND THE ROLE OF THE INDUSTRY GROUP

In 2016, FW Cook and management each independently utilized data from the Towers Watson ("Towers") executive compensation database, which includes executive compensation data for over 700 U.S.-based companies (the "Comparison Data"), to assist in establishing compensation targets for 2016.

- The Comparison Data was provided by Towers on an aggregated basis: it reported actual salary levels and target levels of performance-based compensation and was adjusted to January 2016 using a three percent annual update factor.

- Towers used regression analysis to size-adjust the compensation data due to significant variance in size among the companies compared to VF's approximate annual revenue range.

- Neither the Committee nor management receives or uses information on any subset of the Towers database and the Committee and management are not aware of the identities of the individual companies in the database.

- FW Cook utilized that data to recommend compensation targets for the Chairman and Chief Executive Officer, and the Chairman and Chief Executive Officer utilized the data to recommend compensation targets for the other named executive officers.

In addition, the Committee utilizes an Industry Group to evaluate whether executive officer pay levels are reasonable on a relative basis. The Committee primarily identifies companies that are of comparable size (based on revenue and market capitalization), and meet a majority of several criteria, such as

- having significant non-US (greater than 30%) revenue,

- having similar products and/or customers,

- having manufacturing operations,

- having a significant number of brands (at least 10, excluding licensed brands to the extent possible),

- considers VF as a compensation peer,

- is a peer of peers being listed as a compensation peer in at least four other current peer companies, and

- is a 2016 peer company identified by Institutional Shareholder Services (ISS), a leading independent proxy advisory firm.

The Industry Group fall into the following business types:



INDUSTRY GROUP 2016

APPAREL/FOOTWEAR
Adidas AG
Levi Strauss & Company
Nike, Inc.
PVH Corporation
Ralph Lauren Corporation
Under Armour, Inc.

CONSUMER PRODUCTS
Colgate-Palmolive Company
Estee Lauder Companies, Inc.
General Mills, Inc.
Kimberly-Clark Corporation

VERTICAL RETAILERS
Coach, Inc.
Gap, Inc.
L Brands, Inc.

LARGE FORMAT RETAILERS
Kohl's Corporation
Macy's, Inc.
Nordstrom, Inc.

The Compensation Committee sets target total direct compensation (base salary, target annual cash incentive awards and target annual long-term equity incentive award values) for senior executives generally between the 50th and 75th percentile of the Comparison Data (subject to the fluctuation of foreign exchange rates for executives paid in currency other than the U.S. dollar). The Committee considers the scope of the executive's duties, the executive's experience in his or her role and individual performance relative to his or her peers to establish the appropriate point within that range of percentiles, or outside the range under circumstances that justify a deviation. For purposes of evaluating Chairman and CEO compensation data, the Committee excluded the anomalous compensation data for CEOs of Nordstrom, Inc. and Under Armour, Inc.

For 2016, the target total direct compensation was generally within this range for each NEO other than Mr. Roe who is relatively new to his position. Generally, the Committee believes that it should set total direct compensation targets for VF's senior executives within this range to appropriately motivate and reward strong performance and retain top talent at a reasonable cost to VF as indicated by the available data. The Committee targets total direct compensation for each VF executive officer to be competitive with compensation paid to executives in comparable positions according to the Comparison Data based on targeted performance goals established by the Committee. Thus, the Committee balances the elements of total direct compensation – salary, annual cash incentives and long-term equity incentives – in this process. Benefits are set at levels intended to be competitive but are not included in the Committee's evaluation of total direct compensation. The Committee may also provide retention awards, but these are not considered in VF's total direct compensation for purposes of setting target levels of NEO compensation.

The components of the target total direct compensation opportunity set by the Committee annually for each executive are short-term cash compensation (annual base salary and target annual cash incentive award) and long-term equity incentive compensation (stock options and performance-based RSUs under our Mid-Term Incentive Plan). The Committee generally allocates between total cash compensation and equity compensation in a way intended to be competitive with the Comparison Data and the Industry Group. The Committee also considers historical compensation levels, relative compensation levels among VF's senior executives, and VF's corporate performance as compared to the performance of companies in VF's Industry Group.

The portions of 2016 target total direct compensation for each of the compensation elements for the NEOs were as follows:

EXECUTIVE	BASE SALARY	ANNUAL CASH INCENTIVE AWARD	LONG-TERM EQUITY INCENTIVE AWARDS	AT-RISK PORTION*
Mr. Wiseman	10%	18%	72%	90%
Mr. Rendle	17%	19%	64%	83%
Mr. Roe	27%	20%	53%	73%
Mr. Salzburger	25%	17%	58%	75%
Mr. Baxter	27%	20%	53%	73%

*   At-risk Portion includes Annual Cash Incentive Award and Long-term Equity Incentive Awards.

Components of Total Direct Compensation

BASE SALARY

Base salary is designed to compensate executives for their level of responsibility, skills, experience and sustained individual contribution. Base salary is intended to be competitive as compared to salary levels for equivalent executive positions at companies in the Comparison Data and the Industry Group. The Committee believes that a competitive base salary provides the foundation for the total compensation package required to attract, retain and motivate executives in alignment with VF's business strategies.

Target salary ranges and individual salaries for the named executive officers are reviewed by the Committee annually, as well as at the time of a promotion or other change in responsibilities. Each named executive officer is evaluated annually based on several components: key job responsibilities, key accomplishments and annual goals and objectives. The resulting performance evaluations are presented to the Committee to be used in assessing each component of total compensation for each NEO.

Annual base salary increases for each named executive officer are based on (i) an assessment of the individual's performance, (ii) the competitive market salary range for the individual's position, and (iii) VF's overall merit increase budget for salaries. In addition, the Committee considers substantial increases in an executive's responsibilities in setting base salary increases. Base salaries of the named executive officers are approved by the Committee members and all other independent members of the Board of Directors. Annual base salary rates and percentage increases from 2015 to 2016 for the NEOs were as follows:

EXECUTIVE	2015 BASE SALARY	2016 BASE SALARY	PERCENTAGE INCREASE FROM 2015
Mr. Wiseman	$1,350,000	$1,350,000	0%
Mr. Rendle	900,000	945,000	5.0%
Mr. Roe	600,000	675,000	12.5%
Mr. Salzburger	€ 700,000	€ 721,000	3.0%
Mr. Baxter	$ 640,000	$ 659,200 685,000*	3.0% 7.0%

* The increase in Mr. Baxter's base salary from $659,200 to $685,000 was effective March 22, 2016 in connection with his promotion to Vice President and Group President – Outdoor and Action Sports Americas.

ANNUAL CASH INCENTIVES

VF has a cash incentive plan for the named executive officers, the VF Executive Incentive Compensation Plan ("EIC Plan"). The EIC Plan focuses executive attention on annual VF performance as measured by pre-established goals. The incentives are designed to motivate VF's executives by providing payments for achieving and exceeding goals related to VF's annual business plan.

Under the EIC Plan, performance goals are set each year by the Committee. The Committee used the competitive external Comparison Data to assist it in establishing targeted dollar amounts to award each named executive under the EIC Plan. The Committee establishes each named executive's targeted annual incentive opportunity under the EIC Plan after consideration of compensation data and the recommendations of the Chairman and Chief Executive Officer and FW Cook. The Committee also makes a general assessment as to the relative amounts of annual incentives for the NEOs to make sure they are, in the Committee's judgment, fair and reasonable.

The Committee established for 2016 a "pre-set goal" under the EIC Plan of diluted earnings per share from continuing operations in the amount of $0.63, adjusted to exclude the effects of impairment charges, pension curtailment or settlement charges, restructuring charges and other extraordinary items or non-recurring items, and required changes in accounting policies (adjusted earnings per share is a non-GAAP performance metric). Accordingly, no award for 2016 could be paid to the designated executive officers under the EIC Plan unless the pre-set goal was achieved for fiscal 2016 and up to 200% of the target awards could be paid to the designated executive officers provided that the pre-set goal was achieved. By requiring achievement of the pre-set goal, the Committee intends to preserve the tax deductibility to

VF, under Internal Revenue Code Section 162(m), of the award payouts up to the 200% level. The maximum potential individual award is $6,000,000 plus the amount of the participant's accumulated unused annual limit as of the close of the prior year. In determining the actual EIC Plan payouts, the Committee used its discretion to set award payouts below the maximum potential award for each of the named executives. The Committee established "stretch" target performance goals as described below to determine the actual payouts to the executives. We submit the material terms of the EIC Plan to shareholders for approval every five years, most recently in 2013.

While it is the policy of the Committee to provide opportunities for annual incentive compensation for achievement of pre-established performance goals based primarily on financial measures, the Committee also retains discretion to pay bonuses apart from the EIC Plan reflecting its subjective assessment of the value of accomplishments of VF's executive officers which, in the Committee's view, cannot always be anticipated in advance or reflected in such pre-established goals.

Our Stretch Performance Goals – The Committee believes the following key drivers of total shareholder return should be the foundation for annual bonus payouts for its named executive officers:

OBJECTIVE*	RATIONALE
Earnings per share	Indicates the health of the overall company, and its sustained performance and profitability.
Gross margin percentage	Indicates the underlying profitability of the company.
Cash flow	Indicates the financial strength of the company and allows it to pursue opportunities that enhance shareholder value.
Net revenues, excluding revenues of acquired businesses	Key measure of top line growth that indicates sustainability of the company over the long term and its ability to generate profits.
Profit before tax	Profitability measure that can be compared year-to-year at the business level.
Net revenues of acquired businesses**	Indicates the success of the inorganic growth strategy of the company.

*   Each metric (1) excludes the effects of adjustments related to impairment charges, pension curtailment or settlement charges, restructuring charges, other extraordinary items or non-recurring items, and required changes in accounting policies, (2) is calculated based on continuing operations, (3) excludes any difference between actual foreign exchange rates and the foreign exchange rates used in VF's 2016 financial plan at the time the Committee set the targets and (4) as indicated, apportions revenues between existing businesses and recently acquired businesses.

**   In years in which the Company acquires a business or businesses the metric "Net revenue of acquired businesses" is applied as a modifier to the sum of the results achieved on each objective (excluding "Net revenue of acquired businesses").

The choice of which objectives are used and the relative weightings given to each objective varies (i) among named executive officers depending upon the business for which each named executive officer is responsible and (ii) from time to time based on VF's strategic business goals. In February 2016, stretch target performance goals for the named executive officers were set by the Committee after considering criteria and weighting recommended by management as well as advice from FW Cook.

The stretch performance targets were set consistent with VF's strategy to deliver consistent profitable growth that provides sustainable, long-term returns for VF shareholders. In setting objectives for 2016, the Committee expected continued strong operational performance for each of the business Groups and VF Corporate, while also anticipating execution of VF's portfolio strategy. The Committee evaluated the weightings of the stretch performance goals, increasing the weighting of those objectives that are most impactful in driving total shareholder return. In order to increase weighting on certain objectives and focus on the most impactful annual performance metrics, the Committee removed Net Revenues of Acquired Businesses ("Acquisition Revenue") as a standard annual objective, while retaining it as a modifier of VF Corporate results achieved against the key drivers of total shareholder return in years in which VF acquires a business or businesses as described above. Details of the stretch performance goals and Acquisition Revenue modifier are shown below.

The stretch target performance goals for Messrs. Wiseman, Rendle, and Roe were based 100% on the performance of VF Corporate (the "VF Performance Targets") based on diluted earnings per share, gross margin, cash flow, and net revenues, excluding net revenues of recent acquisitions which act as a separate modifier as described above and shown below.

2016 VF PERFORMANCE TARGETS		
WEIGHTING	OBJECTIVE	MESSRS. WISEMAN, RENDLE AND ROE VF CORPORATE
50%	Earnings per share	4% above 2015 earnings per share
15%	Gross margin percentage	16 basis points above the 2015 level
15%	Cash flow	12.4% increase from 2015 cash flow
20%	Net revenues, excluding revenues of acquired businesses	3% above 2015 revenues

2016 VF ACQUISITION REVENUE MODIFIER TARGET*		
MODIFIER	OBJECTIVE	TARGET
10%	Net revenues of acquired businesses	$247.5 million

* In years in which the Company acquires a business, achievement of "Net revenues of acquired businesses" is applied as a modifier to the sum of the results achieved on each objective. The overall maximum payout remains at 200%.

For the remaining NEOs, the stretch target performance goals were based 40% on the VF Performance Targets set forth above and 60% on the performance of the businesses for which they are responsible (the "Group Performance Targets"). During 2016, Mr. Baxter's Group Performance Targets were based on the performance of the Jeanswear Americas, Imagewear and South America Group until his promotion to Vice President and Group President, Outdoor and Action Sports Americas in March 2016, after which his Group Performance Targets were based solely on the Outdoor and Action Sports Americas Group. The Group Performance Targets were based on operating profit less cost of capital charge (referred to below as "profit before taxes"), gross margin, cash flow and revenue.

2016 GROUP PERFORMANCE TARGETS				
WEIGHTING	OBJECTIVE	MR. SALZBURGER, INTERNATIONAL GROUP	MR. BAXTER, JEANSWEAR AMERICAS, IMAGEWEAR AND SOUTH AMERICA GROUP	MR. BAXTER, OUTDOOR AND ACTION SPORTS AMERICAS GROUP*
50%	Profit before taxes	1.0% above the 2015 level	4.0% above the 2015 level	5.8% above the 2015 level
10%	Gross margin percentage	40 basis points above the 2015 level	40 basis points above the 2015 level	73 basis points above the 2015 level
15%	Cash flow	3.7% above the 2015 level	15.2% above the 2015 level	27.4% above the 2015 level
25%	Net revenues	2.7% above the 2015 level	1.6% above the 2015 level	7.4% above the 2015 level

* Effective March 2016, Mr. Baxter's Group Performance Targets for the remainder of 2016 were based on the Outdoor and Action Sports Americas Group.

The objectives for the VF Performance Targets and the Group Performance Targets have different ranges of achievement. Each component of the objectives then

(1) excludes the effects of adjustments related to impairment charges, pension curtailment or settlement charges, restructuring charges, other extraordinary items or non-recurring items, and required changes in accounting policies,

(2) is calculated based on continuing operations,

(3) using the Company's long-standing currency neutral methodology, excludes any difference between actual foreign exchange rates and the foreign exchange rates used in VF's 2016 financial plan at the time the Committee set the targets, and

(4) as indicated above for the VF Performance Targets, revenues are apportioned between existing businesses and recently acquired businesses, whereby revenue due to recently acquired businesses serves as a modifier to VF Corporate results in years in which VF acquires a business or businesses.

In February 2016 the Compensation Committee set individual target award amounts for the named executive officers for the fiscal year 2016. These target award amounts are set forth on the Grants of Plan-Based Awards table on page 34.

Based on VF's actual performance in 2016, in February 2017 the Committee determined that the pre-set goal for the EIC Plan had been achieved. The Committee further determined that the stretch target performance goals had been achieved as follows: for Messrs. Wiseman, Roe and Rendle, 81%, for Mr. Salzburger, 101% and for Mr. Baxter, 57% (blended based on the period before and after his promotion to Group President, Outdoor and Action Sports Americas). The payments made to the named executive officers under the EIC Plan are set forth in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 32. Amounts may vary slightly due to rounding.

For the fiscal years 2014, 2015 and 2016, actual levels of achievement of the targeted incentive opportunity under the EIC Plan were 159%, 92% and 81%, respectively, of the VF Performance Targets.

PERFORMANCE-BASED RESTRICTED STOCK UNITS

Under VF's Mid-Term Incentive Plan ("MTIP"), executives are awarded performance-based RSUs that give them the opportunity to earn shares of VF Common Stock for performance achieved over three-year cycles. Performance-based RSUs provide long-term incentive compensation for executives with the objectives of providing a focus on long-term value and increasing stock ownership. Performance-based RSUs are designed to align the interests of VF's executives with those of shareholders by encouraging the executives to enhance the value of VF Common Stock. In addition, through three-year performance periods, this component of the Program is designed to create an incentive for individual executives to remain with VF. MTIP awards are forfeitable upon an executive's termination of employment, except for the following:

(i) a pro rata portion of the award will be deemed earned in the event of death or disability,

(ii) awards continue to accrue in full to the benefit of individuals who retire, provided that the individual was employed by VF for the first fiscal year of the cycle,

(iii) a pro rata portion of the award will be deemed earned in the event of a termination of the executive's employment by VF without cause prior to a change in control, with pro-ration based on the part of the performance period in which the executive remained employed plus any period during which severance payments will be made, provided the individual was an active participant for at least twelve months during the performance cycle, and

(iv) the full award at the higher of target performance or actual performance achieved through the date of termination will be deemed earned in the event of a termination by VF without cause or by the executive for good reason after a change in control of VF.

Dividend equivalents are paid on the shares actually paid out under the MTIP (no dividend equivalents are paid on any portion of the MTIP award not earned); at the payout date, the cash value of dividend equivalents is converted into additional shares.

For 2016, the Committee established performance goals for the MTIP based on VF's financial performance metrics as well as a relative performance metric to further align executive compensation with shareholder value creation. The first component will be determined by multiplying the participant's target number of RSUs by the average level of achievement of the stretch VF Performance Target goals established annually by the Committee under the EIC Plan during the three years of the performance period (between 0% and 200% of the participant's target award). The second component, a relative performance metric, will be based on VF's total shareholder return ("TSR"), as compared to the TSR generated by the S&P 500 companies during the applicable three-year period. At the end of the three-year performance period, the payout for each participant will:

(i) remain unchanged if VF's TSR is between the 75th and 25th percentile of TSR of the S&P 500 companies over the period,

(ii) increase in the amount of 25% of the participant's target award if VF's TSR is greater than or equal to the 75th percentile of TSR of the S&P 500 companies over the period, or

(iii) decrease in the amount of 25% of the participant's target award if VF's TSR is equal to or below the 25th percentile of TSR of the S&P 500 companies over the period.

As a result of including this relative performance metric actual payouts may range from 0% to 225% of the targeted award. An additional number of shares equal to the dollar value of the dividends that would have accrued (without compounding) are added to the shares subject to the payout. The MTIP performance goals and related terms for the 2014-2016 performance period and the 2015-2017 performance period are substantially the same as described for the 2016-2018 performance period.

Deductibility to VF for federal income tax purposes of the value of the awards should be maintained so long as the pre-set goal of positive aggregate earnings per share from continuing operations is achieved for the three-year performance period. This goal was achieved for the 2014-2016 performance period. The Committee retains discretion with respect to the actual payouts provided that the pre-set goal is met. To preserve tax deductibility, we submit the material terms of the 1996 Stock Compensation Plan, as amended and restated as of February 10, 2015 (the "Stock Plan") to shareholders for approval at least every five years and did so in 2015.

In February 2017, the Committee determined that the achievement of the EIC Plan stretch goals for VF for 2016 of the three-year MTIP performance period was 81%. Therefore, the Committee determined that the level of achievement of the financial performance metric of the MTIP goal for the three-year period 2014 through 2016 was 111%, determined by averaging the achievement of the VF Performance Target goals under the EIC Plan for 2014 (159%), 2015 (92%) and 2016 (81%). In addition, the Committee determined that VF's TSR for the 2014-2016 performance period was below the 25th percentile of the S&P 500 companies during the period and, therefore, in accordance with the TSR performance metric for the performance period, payouts for the performance period would be reduced by 25% points. As a result, the total achievement for the 2014-2016 performance period was 86%.

The performance-based RSU payout made in February 2017 for the 2014-2016 performance period is set forth on the Option Exercises and Stock Vested table on page 37. The performance-based RSU target awards to the named executive officers made in February 2016 for the 2016-2018 performance period are set forth in the Grants of Plan-Based Awards table on page 34. The grant-date fair value of RSU target awards for the three-year performance period beginning in each of 2014, 2015 and 2016 is reflected in the Stock Awards column of the Summary Compensation Table on page 32.

STOCK OPTIONS

Stock options awarded under the Stock Plan are intended to align executives' and shareholders' interests and focus executives on attainment of VF's long-term goals. Stock options provide executives with the opportunity to acquire an equity interest in VF and to share in the appreciation of the value of the stock. They also provide a long-term incentive for the executive to remain with VF and promote shareholder returns. The Committee determines a value of options awarded to named executive officers as a component of the target total direct compensation.

Non-qualified stock options have a term of not greater than ten years and become exercisable not less than one year after the date of grant. Options are exercisable only so long as the option holder remains an employee of VF or its subsidiaries, except that, subject to earlier expiration of the option term, and to the specific terms and definitions contained in the Stock Plan, options generally remain exercisable for the period severance payments are made (if any) in the case of involuntary termination of employment, and for 36 months after death, retirement or termination of employment due to disability, provided that such continued vesting after retirement requires that the employee was employed by VF on December 31 of the year in which the option was granted. In addition, in accordance with the executives' Change-in-Control Agreements described on page 40, upon an executive's qualifying termination of employment following a change in control of VF, vesting of the options is accelerated and all of the options become exercisable by the executive.

Stock option awards made to the named executive officers during 2016 are listed on the Grants of Plan-Based Awards table on page 34.

RETENTION AND SPECIAL AWARDS

Retention awards of restricted stock or restricted stock units are made by the Committee from time to time to attract or retain key executives and are designed to reward long-term employment with VF. Awards of restricted stock or restricted stock units for retention purposes under the Stock Plan are not part of regular annual compensation, and are not treated as part of total direct compensation as discussed above. In 2016, retention awards and the amount of any particular retention award were determined in consultation with the Committee's compensation consultant for the Chairman and in consultation with the Chairman and Chief Executive Officer for the other named executive officers. On February 23, 2016, Mr. Rendle was granted a retention award of 32,632 shares of restricted stock that will vest in 2021 as long as Mr. Rendle remains in the employment of VF until the vesting date, except that a pro rata portion of the restricted stock would vest if his employment termination is due to his death or disability and the full amount of such awards would vest upon a termination of his employment, within 24 months after a change in control of VF, either by VF not for cause or by the executive for good reason.

POLICY FOR THE RECOVERY OF AWARDS OR PAYMENTS IN THE EVENT OF FINANCIAL RESTATEMENT

The Board of Directors has adopted a policy for the recovery of cash and equity performance-based compensation from executives (these are generally referred to as "recoupment" or "clawback" policies). The policy provides that the Board may require an executive to forfeit a performance-based award or repay performance-based compensation if VF is required to prepare an accounting restatement as a result of misconduct, if such executive knowingly caused or failed to prevent such misconduct. The award agreements for stock options and RSUs under the Stock Plan include provisions respecting such recovery, as does the EIC Plan.

POLICY REGARDING HEDGING OR PLEDGING OF VF COMMON STOCK

The Board of Directors has adopted a policy prohibiting VF's directors, executive officers named in this proxy statement and certain other executives from engaging in transactions in derivative securities (including puts, calls, collars, forward contracts, equity swaps, exchange funds and the like) relating to VF securities, transactions "hedging" the risk of ownership of VF securities and short sales of VF securities. In addition, VF's directors, NEOs and certain other executives are prohibited from holding VF securities in margin accounts or pledging VF securities as collateral for loans.

Retirement and Other Benefits

The Committee believes that retirement and other benefits are important components of competitive compensation packages necessary to attract and retain qualified senior executives. The Committee reviews the amounts of the benefits annually along with other compensation components. However, the benefits do not affect the decisions the Committee makes regarding other compensation components, which are generally structured to achieve VF's short-term and long-term financial objectives. Mr. Salzburger, who is not a U.S. resident, does not participate in VF's Pension Plan, Supplemental Executive Retirement Plan or Executive Deferred Savings Plan described below. His benefits are described in footnote 6 to the "Pension Benefits Table" on page 38.

PENSION BENEFITS

VF sponsors and maintains the VF Corporation Pension Plan (the "Pension Plan"), a tax-qualified defined benefit plan that covers most of VF's U.S.-based employees who were employed by VF on or before December 31, 2004, including Messrs. Wiseman, Rendle and Roe. The purpose of the Pension Plan is to provide retirement benefits for those employees who qualify for such benefits under the provisions of the Pension Plan. The Pension Plan is discussed in further detail under the caption "Pension Benefits" on page 38. The Pension Plan was closed to new participants at the end of 2004.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

Messrs. Wiseman, Rendle and Roe participate in a Supplemental Executive Retirement Plan ("SERP"). The SERP is an unfunded, nonqualified plan for eligible participants primarily designed to restore benefits lost under the Pension Plan due to the maximum legal limit of pension benefits imposed under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code (the "Code"). The SERP was closed to new participants at the end of 2004.

401K PLAN

In 2016 U.S.-based named executive officers were permitted to participate in the VF Retirement Savings Plan (the "401k Plan"). The 401k Plan is a broad-based tax-qualified defined contribution plan available to most U.S.-based employees of VF. The 401k Plan is described in further detail under the caption "Nonqualified Deferred Compensation" on page 39.

NONQUALIFIED DEFERRED COMPENSATION

VF's U.S.-based senior executives, including the U.S.-based named executive officers, are permitted to defer compensation and receive a limited amount of matching credits under the VF Corporation Executive Deferred Savings Plan. This plan enables executives to save for retirement on a tax-deferred basis. Nonqualified deferred compensation is discussed in further detail under the caption "Nonqualified Deferred Compensation" on page 39.

EMPLOYEE BENEFITS

VF provides a number of benefit plans to all eligible employees, including the named executive officers. These benefits include programs such as medical, dental, life insurance and short- and long-term disability coverage and a merchandise discount on most VF products. The named executive officers are also eligible for financial counseling and an annual executive physical.

CHANGE-IN-CONTROL AGREEMENTS

VF has entered into Change-in-Control Agreements (the "Agreements") with certain VF senior executives, including the named executive officers, that provide the executives with certain severance benefits in the event their employment with VF is terminated by VF or by the executive for good reason, as defined in the Agreements, subsequent to a change in control of VF. The Agreements are designed to reinforce and encourage the continued attention and dedication of such executives to their assigned duties without distraction in the face of the potentially disturbing circumstances arising from the possibility of a change in control of VF. VF believes that change-in-control arrangements are an important component of a competitive compensation package necessary to attract and retain qualified senior executives. The Agreements are described and quantified below in the "Potential Payments Upon Change in Control, Retirement or Termination of Employment" section on page 40.

Total payments to be made to an executive in the event of termination of employment upon a change in control of VF may constitute excess "parachute payments" (as that term is defined in the Code). Messrs. Wiseman and Baxter will receive additional payments under the Agreements to reimburse them for any excise taxes, as well as other increased taxes, penalties and interest resulting from any payments under the Agreements by reason of such payments being treated as excess parachute payments. However, if the parachute payments exceed the maximum amount that could be paid to the executive without giving rise to an excise tax, but are less than 105% of such amount, then no gross-up will be paid and the parachute payments will be reduced to just below such amount. During 2011, the Committee eliminated the gross up feature for any new or materially enhanced change-in-control agreements.

Under the terms of the Agreements, the executives would also be entitled to supplemental benefits, such as accelerated rights to exercise stock options, accelerated lapse of restrictions on restricted stock and RSUs, lump sum payments under the VF SERP, and continued life and medical insurance for specified periods after termination. Upon a change in control of VF, VF also will pay all reasonable legal fees and related expenses incurred by the executive as a result of the termination of his or her employment or in obtaining or enforcing any right or benefit provided by the Agreements.

PAYMENTS UPON SEPARATION

The named executive officers, other than Mr. Salzburger, have no contractual right to receive separation payments if they terminate their employment or are terminated with or without cause prior to a change in control of VF. Mr. Salzburger, who is based in Switzerland, has an employment agreement, which is typical in Switzerland. Under his agreement, Mr. Salzburger is entitled to receive one year of base salary and a pro rata amount of the annual incentive bonus he would have earned for the year of termination if his employment is terminated without cause.

Preservation of Deductibility of Compensation

Section 162(m) of the Code limits the deductibility by VF for Federal income tax purposes of annual compensation in excess of $1 million paid to certain officers, unless certain requirements are met. Stock options, certain performance-based awards and retention awards under the 1996 Stock Compensation Plan are designed to meet these requirements as are annual incentive payments under VF's EIC Plan. It is the present intention of the Compensation Committee to preserve the deductibility of compensation under Section 162(m) to the extent the Committee believes that to do so is consistent with the best interest of shareholders; however, tax deductibility is only one consideration in determining the type and amount of compensation. The Board of Directors maintains discretion to set salaries and grant awards based on the Board's assessment of individual performance and other relevant factors. Such salaries and awards may not meet the requirements for full deductibility of Section 162(m). In making compensation decisions the Committee takes into consideration any potential loss of deductibility. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Committee has not adopted a policy requiring all compensation to be deductible.

EXECUTIVE STOCK OWNERSHIP GUIDELINES

It is VF's policy to strongly encourage stock ownership by VF senior management. This policy closely aligns the interests of management with those of shareholders. Senior executives are subject to share ownership guidelines that require them to accumulate, over a five-year period, and then retain, shares of VF Common Stock having a market value ranging from one to six times annual base salary, depending upon the position. The Chief Executive Officer and the other named executive officers are required to accumulate VF Common Stock having market values as follows:

Stock Ownership Guidelines

OFFICER	VF COMMON STOCK HAVING A MARKET VALUE OF
President and Chief Executive Officer	Six times annual base salary
Chief Financial Officer and Group Presidents	Three times annual base salary
Vice Presidents	Two times annual base salary

An executive has five years to reach the target. If an executive's guideline ownership level increases because of a tier change or salary increase, a new five-year period to achieve the incremental guideline ownership level begins with each such change. Once achieved, the ownership of the guideline amount should be maintained for as long as the executive is subject to the guideline.

Credit will be given for direct holdings by the executive or an immediate family member residing in the same household and shares held through executive deferred savings and 401(k) plans. No credit will be given for restricted stock, restricted stock units, or shares of stock beneficially owned by someone other than the executive or immediate family member residing in the same household, unexercised stock options, or other similar forms of ownership of stock. Shares held in trust are reviewed for credit by the Committee. Until a senior executive has met the targeted ownership level, whenever he or she exercises a stock option he or she must retain shares equal to 50% of the after-tax value of each option exercised. As of December 31, 2016, all of the named executive officers have exceeded their guideline ownership level targets for executive stock ownership.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and the Committee's independent compensation consultant. Based on the foregoing review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and VF's Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Matthew J. Shattock, Chairman
Juliana L. Chugg
Robert J. Hurst
Laura W. Lang
W. Alan McCollough

2016 Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	STOCK AWARDS ($) (4)	OPTION AWARDS ($) (5)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($) (6)	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($) (7)	ALL OTHER COMPENSATION ($) (8)	TOTAL ($)
Eric C. Wiseman,[1] Chairman and Chief Executive Officer	2016	$1,350,001	$5,231,346	$5,129,035	$1,978,020	$2,289,500	$322,094	$16,299,996
	2015	1,350,001	4,857,079	4,312,866	2,065,500	188,200	381,551	13,155,197
	2014	1,300,000	4,250,050	3,978,209	3,416,985	4,790,200	97,458	17,832,902
Steven E. Rendle,[1] President and Chief Operating Officer	2016	945,000	3,877,945	1,841,195	814,000	1,105,400	97,359	8,680,899
	2015	832,308	1,420,355	1,296,972	616,320	309,300	108,305	4,583,560
	2014	706,154	888,875	585,037	675,672	900,900	70,451	3,827,089
Scott A. Roe,[2] Vice President and Chief Financial Officer	2016	675,000	724,391	710,183	407,000	553,900	50,058	3,120,532
	2015	549,532	1,517,922	518,926	323,380	117,600	47,115	3,074,475
Karl Heinz Salzburger,[3] Vice President and Group President – VF International	2016	798,324	965,833	946,902	558,582	140,412	230,226	3,640,279
	2015	776,930	945,208	839,269	453,572	122,045	199,510	3,336,534
	2014	896,738	800,001	748,846	696,466	186,611	207,699	3,536,361
Scott H. Baxter, Vice President and Group President – Outdoor & Action Sports Americas	2016	659,200	724,391	710,183	283,169	-0-	126,053	2,502,996
	2015	640,000	708,926	700,542	374,000	-0-	53,486	2,476,954
	2014	620,000	2,446,031	678,996	346,950	-0-	48,389	4,140,366

1   Mr. Wiseman served as Chief Executive Officer through December 31, 2016, and Mr. Rendle assumed the role on January 1, 2017. Mr. Wiseman currently serves as our Chairman and Mr. Rendle serves as our President and Chief Executive Officer.

2   Mr. Roe became Chief Financial Officer effective April 1, 2015. Compensation for Mr. Roe is provided only for 2016 and 2015 because he was not a named executive officer for 2014.

3   Mr. Salzburger's cash compensation is paid in euros. His cash compensation was converted into U.S. dollars at the average daily exchange rate for each respective calendar year, as follows: in 2016, 1.1072 U.S. dollars to the euro; in 2015, 1.1099 U.S. dollars to the euro; and in 2014, 1.3285 U.S. dollars to the euro.

4   The amounts shown for the RSUs in this column include the aggregate grant date fair value of the RSU awards computed in accordance with FASB ASC Topic 718. The valuation assumptions used are summarized in Note O to VF's consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016. Awards of performance-based restricted stock units ("RSUs") for the three-year performance periods of 2014 through 2016, 2015 through 2017, and 2016 through 2018 were made to the named executive officers in 2014, 2015 and 2016, respectively, under the Mid-Term Incentive Plan described in footnote 3 to the Grants of Plan-Based Awards Table on page 34. The grant date fair value of RSUs is the sum of two separate valuations, the larger portion being the target payout based on the probable outcome of financial performance goals and the remaining portion being the fair value of the award based on relative total shareholder return. To calculate this, we (i) multiply the average of the high and the low price of VF Common Stock on the date of the award by the target number of RSUs to determine the portion of fair value based on financial performance goals, and (ii) use a Monte Carlo simulated fair value to determine the portion of fair value based on relative total shareholder return (for the 2016 awards, this amount was $4.48 per RSU at target). Assuming achievement of the financial performance goals at the maximum level, the grant date fair value of the 2016 RSU awards would have been as follows: Mr. Wiseman, $10,106,353; Mr. Rendle, $3,627,943; Mr. Roe, $1,399,439; Mr. Salzburger, $1,865,877; and Mr. Baxter, $1,399,439 (these amounts include the relative total shareholder return portion of grant date fair value, but that portion of fair value is not based on an assumed probable level of performance so does not change when fair value is shown assuming maximum performance). Dividend equivalents (without compounding) accrue on these RSUs subject to the same performance-based vesting requirements as apply to the RSUs. Also included in this column are dollar amounts equal to the aggregate grant date fair value of restricted stock and restricted stock units awarded to Messrs. Rendle, Roe, Salzburger and Baxter, including, for 2016 for Mr. Rendle, $2,000,015 (32,632 shares of restricted stock that vest in 2021). Fair value for each such share of restricted stock or each restricted stock unit was the average of the high and low price of VF Common Stock on the date of the award. For a discussion of the performance goals applicable to the RSU awards, as well as vesting, forfeiture and other terms, see the Compensation Discussion and Analysis on pages 18 - 31.

5   Options to purchase shares of VF Common Stock are granted under the Stock Plan. The terms of options granted under the Stock Plan are described in footnote 1 to the Outstanding Equity Awards at Fiscal Year-End table on page 35. The values of the option awards in this column are the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 and were estimated using a lattice option-pricing model, which incorporates a range of assumptions for inputs between the grant date of the option and date of expiration. The valuation assumptions used and the resulting weighted average value of stock options granted during 2016 is summarized in Note O to VF's consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

6   The amounts in this column represent cash awards earned under the VF EIC Plan. The operation of the VF EIC Plan in 2016 is described in footnote 2 to the Grants of Plan-Based Awards table on page 34.

7   The amounts reported in this column represent the aggregate positive change in the actuarial present value of the named executive officers' accumulated benefits under all defined benefit and actuarial pension plans (including supplemental plans) in 2016, 2015 and 2014. For Mr. Wiseman, 32 percent of the increase in value is due to changes in assumptions regarding discount rates and mortality. Amounts in this column for Mr. Salzburger were valued in Swiss francs and converted to U.S. dollars using an exchange rate of 0.9847 Swiss francs to the U.S. dollar in 2016, .9358 Swiss francs to the U.S. dollar in 2015 and .9144 Swiss francs to the U.S. dollar in 2014, the average daily exchange rate for each respective calendar year. Mr. Baxter joined VF after the defined benefit plans were closed to new participants. See "Pension Benefits" on page 38 for a detailed discussion of VF's pension benefits.

8   This amount includes VF's matching contribution under the VF Executive Deferred Savings Plan as follows: Mr. Wiseman, $189,030; Mr. Rendle, $77,738; Mr. Roe, $43,934; and Mr. Baxter, $47,265. For those named executive officers, the amount also includes VF's payment of the cost of financial planning services and an annual physical. For Messrs. Wiseman and Rendle, this amount also includes a tax gross-up payment for his annual physical of $276 and expenses for their spouses at VF Board-related functions in 2016. For Mr. Baxter, this amount also includes a tax gross-up payment of $4,572 related to relocation expense reimbursements and a $70,000 transitional allowance in connection with his relocation. This amount includes use of company aircraft in 2016 by Mr. Wiseman of $126,690 and Mr. Rendle of $12,150. The cost of the personal use of aircraft was calculated based on the aggregate incremental cost to VF based on an hourly charge for VF's aircraft that includes fuel, maintenance, salaries, ramp fees and landing fees. Family members of executives and their invited guests occasionally fly on VF aircraft as additional passengers on business flights. In those cases, there is no aggregate incremental cost to VF for the family member or guest, although taxable income is imputed to the individual. For Mr. Salzburger in 2016, this amount includes a cost of living allowance in the amount of $101,234, a housing allowance in the amount of $101,234, and a transportation allowance of $27,757. Amounts in this column for Mr. Salzburger were paid in Swiss francs and converted to U.S. dollars using an exchange rate of 0.9847 Swiss francs to the U.S. dollar in 2016, the average daily exchange rate for the calendar year.

2016 Grants of Plan-Based Awards

NAME	DATE OF BOARD APPROVAL OF AWARDS (1)	GRANT DATE OF EQUITY AWARDS (1)	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS (2)			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS (3)			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDER-LYING OPTIONS (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS (1) ($/SH)	CLOSING MARKET PRICE ON DATE OF GRANT ($/SH)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)					
Mr. Wiseman	2/15/2016		-0-	$2,430,000	$4,860,000								
	2/15/2016	2/23/2016				-0-	79,540	178,965					$5,231,346(4)
	2/15/2016	2/23/2016								403,226	$61.29	$61.44	5,129,035(5)
Mr. Rendle	2/15/2016		-0-	1,000,000	2,000,000								
	2/15/2016	2/23/2016				-0-	28,553	64,244					1,877,930(4)
	2/15/2016	2/23/2016								144,748	61.29	61.44	1,841,195(5)
	2/15/2016	2/23/2016							32,632				2,000,015(6)
Mr. Roe	2/15/2016		-0-	500,000	1,000,000								
	2/15/2016	2/23/2016				-0-	11,014	24,782					724,391(4)
	2/15/2016	2/23/2016								55,832	61.29	61.44	710,183(5)
Mr. Salzburger	2/15/2016		-0-	553,623	1,107,246								
	2/15/2016	2/23/2016				-0-	14,685	33,041					965,833(4)
	2/15/2016	2/23/2016								74,442	61.29	61.44	946,902(5)
Mr. Baxter	2/15/2016		-0-	500,000	1,000,000								
	2/15/2016	2/23/2016				-0-	11,014	24,782					724,391(4)
	2/15/2016	2/23/2016								55,832	61.29	61.44	710,183(5)

1   All equity awards are granted under the VF Stock Plan. Under the Stock Plan, the exercise price of stock options is the fair market value on the date of grant. "Fair market value" is defined under the Stock Plan as the average of the reported high and low sales price of VF Common Stock on the date of grant. The Compensation Committee's policy under the Stock Plan is to fix the date of grant of the options and performance-based equity awards as the third business day after VF announces its earnings for the previously completed fiscal year or quarter depending upon whether the award is an annual award or a mid-year award.

2   The amounts in these columns represent the threshold, target and maximum annual incentive awards under the EIC Plan, as described above in the Compensation Discussion and Analysis on pages 18 - 31. Depending upon the level of achievement of each of the specified performance goals, annual cash awards could range from 0% to 200% of the targeted incentive opportunity for each EIC Plan participant. Mr. Salzburger's target has been converted to U.S. dollars from euros based on the average daily exchange rates for calendar year 2016 of 1.1072 U.S. dollars to the euro.

3   The amounts in these columns represent the threshold, target and maximum RSU awards under the Mid-Term Incentive Plan ("MTIP"). These RSUs were granted to the named executive officers for the three-year performance period of 2016 through 2018.

Depending on the average level of achievement of certain performance goals during the three years of the performance period, payouts of awards could range up to a maximum of 200% of the target award, and potentially plus or minus 25% of the target award depending on VF's total shareholder return as compared to the total shareholder return of S&P 500 companies over the performance period, for a total maximum payout of 225% of the target award. For a discussion of the performance goals applicable to the MTIP awards, as well as vesting, forfeiture and other terms, see the Compensation Discussion and Analysis on pages 18 - 31.

4   The aggregate fair value of the RSUs was computed in accordance with FASB ASC Topic 718. See footnote 3 to the Summary Compensation Table. The assumptions used are summarized in Note O to VF's consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

5   The fair value on the date of grant of each option award was computed in accordance with FASB ASC Topic 718. The terms of options are described in footnote 1 to the Outstanding Equity Awards at Fiscal Year-End Table. The assumptions used and the resulting weighted average fair value of stock options granted during 2016 are summarized in Note O to VF's consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

6   In 2016, the Compensation Committee awarded Mr. Rendle 32,632 shares of restricted stock that vest in 2021. The fair value of the shares of restricted stock was calculated by multiplying the average of the high and the low price of VF Common Stock on the date of the award ($61.29) by the number of shares of restricted stock granted. Vesting, forfeiture and other terms of this award are described in the Compensation Discussion and Analysis on pages 18 - 31.

Outstanding Equity Awards at Fiscal Year-End 2016

NAME	GRANT DATE	OPTION AWARDS (1)				STOCK AWARDS			
		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS(#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS(#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#) (2)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) (3)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#) (2)(4)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($) (4)
Eric C. Wiseman	2/24/2011	400,964	-0-	$23.89	2/23/2021				
	2/21/2012	359,932	-0-	36.40	2/20/2022				
	2/20/2013	472,676	-0-	40.49	2/19/2023				
	2/19/2014	235,328	117,663	56.79	2/18/2024				
	2/18/2015	108,255	216,509	75.35	2/17/2025			52,788(5)	$2,816,222
	2/23/2016	-0-	403,226	61.29	2/22/2026	-0-	$ -0-	68,404(6)	3,649,375
Steven E. Rendle	2/16/2010	65,604	-0-	18.72	2/15/2020				
	2/24/2011	74,180	-0-	23.89	2/23/2021				
	2/21/2012	65,988	-0-	36.40	2/20/2022				
	2/20/2013	64,996	-0-	40.49	2/19/2023	65,706(7)	3,505,436		
	2/19/2014	34,608	17,303	56.79	2/18/2024	4,477(7)	238,851		
	2/18/2015	21,066	42,132	75.35	2/17/2025				
	7/28/2015	10,684	21,368	74.64	7/27/2025			15,483(5)	826,042
	2/23/2016	-0-	144,748	61.29	2/22/2026	33,576(7)	1,791,292	24,556(6)	1,310,040
Scott A. Roe	2/24/2011	18,952	-0-	23.89	2/23/2021				
	2/21/2012	20,096	-0-	36.40	2/20/2022				
	2/20/2013	29,544	-0-	40.49	2/19/2023				
	2/19/2014	14,259	7,129	56.79	2/18/2024				
	2/18/2015	11,704	23,406	75.35	2/17/2025	15,292(8)	815,809	5,707(5)	304,466
	2/23/2016	-0-	55,832	61.29	2/22/2026			9,472(6)	505,333
Karl Heinz Salzburger	2/16/2010	80,000	-0-	18.72	2/15/2020				
	2/24/2011	100,244	-0-	23.89	2/23/2021				
	2/21/2012	89,984	-0-	36.40	2/20/2022				
	2/20/2013	88,628	-0-	40.49	2/19/2023	60,000(9)	3,201,000		
	2/19/2014	44,298	22,148	56.79	2/18/2024				
	2/18/2015	21,066	42,132	75.35	2/17/2025			10,273(5)	548,049
	2/23/2016	-0-	74,442	61.29	2/22/2026			12,629(6)	673,763
Scott H. Baxter	2/16/2010	55,336	-0-	18.72	2/15/2020				
	2/24/2011	74,180	-0-	23.89	2/23/2021				
	2/21/2012	65,988	-0-	36.40	2/20/2022				
	2/20/2013	64,996	-0-	40.49	2/19/2023	65,706(10)	3,505,436		
	2/19/2014	34,608	17,303	56.79	2/18/2024	31,980(10)	1,706,110		
	2/18/2015	15,800	31,598	75.35	2/17/2025			7,705(5)	411,048
	2/23/2016	-0-	55,832	61.29	2/22/2026			9,472(6)	505,333

[1] All of the options are non-qualified stock options awarded under the Stock Plan. Each option becomes vested and exercisable in thirds on the first, second and third anniversaries of the date of grant. Options generally become fully vested and exercisable upon the executive's death or termination of the executive's employment due to disability or in the event of certain terminations following a change in control of VF. All options have a ten-year term but, in the event of certain terminations of the optionee's employment, the options generally expire on an accelerated basis, as follows: 36 months after retirement, death or termination due to disability; at the end of the period severance payments are made (if any) in the case of involuntary termination; and at the time of any voluntary termination.

[2] For all restricted stock, dividends are reinvested at the dividend payment date in additional shares that are subject to the same restrictions as the original award. For all restricted stock units, dividend equivalents accrue as cash amounts until vesting and payout, at which time such amounts are paid in additional shares of stock calculated by dividing the accrued dividend equivalents by the average of the high and low price of a share of VF Common Stock on the date the award is paid out. Dividend equivalents are not compounded.

[3] The market value of restricted awards reported in this column was computed by multiplying $53.35, the closing market price of VF's stock at December 31, 2016, by the number of shares or units of stock awarded. For restricted stock awards, the amount also includes the value of accrued dividends as of that date.

[4] The number of shares or units and values in these columns assumes an achievement level of 86% of the target amount, which was the actual level of achievement for the three-year performance period ended December 31, 2016. The final level of achievement for the awards in these columns may differ. The number of RSUs was calculated by multiplying 86% by the target number of RSUs awarded, and the dollar value was calculated by multiplying 86% of the target number of RSUs awarded (the number of shares in the chart is rounded to the nearest whole number; the dollar value is based on the actual number of shares including fractional shares) by $53.35, the closing market price of VF Common Stock at December 31, 2016. For a discussion of vesting, forfeiture and other terms applicable to the RSUs, see the Compensation Discussion & Analysis on pages 18 – 31.

[5] This number represents the number of RSUs that were awarded under the MTIP by the Compensation Committee in 2015 for the three-year performance period ending December 2017 multiplied by an assumed achievement level of 86% (rounded to the nearest whole number of shares). At an achievement level of 225% (the maximum), the number of RSUs and the corresponding value would be as follows (the number of shares is rounded to the nearest whole number; the dollar value is based on the actual number of shares including fractional shares): Mr. Wiseman: 138,107 RSUs with a value of $7,368,022; Mr. Rendle: 40,509 RSUs with a value of $2,161,155; Mr. Roe: 14,931 RSUs with a value of $796,569; Mr. Salzburger: 26,876 RSUs with a value of $1,433,848; and Mr. Baxter: 20,158 RSUs with a value of $1,075,416.

[6] This number represents the number of RSUs that were awarded under the MTIP by the Compensation Committee in 2016 for the three-year performance period ending December 2018 multiplied by an assumed achievement level of 86% (rounded to the nearest whole number of shares). At an achievement level of 225% (the maximum), the number of RSUs and the corresponding value would be as follows (the number of shares is rounded to the nearest whole number; the dollar value is based on the actual number of shares including fractional shares): Mr. Wiseman: 178,965 RSUs with a value of $9,547,783; Mr. Rendle: 64,244 RSUs with a value of $3,427,431; Mr. Roe: 24,782 RSUs with a value of $1,322,093; Mr. Salzburger: 33,041 RSUs with a value of $1,762,751; and Mr. Baxter: 24,782 RSUs with a value of $1,322,093.

[7] Mr. Rendle received awards of 60,000, 4,200 and 32,632 shares of restricted stock in 2013, 2014 and 2016, respectively. These shares of restricted stock vest in 2017, 2018 and 2021, respectively, provided that Mr. Rendle remains an employee of VF (except a pro rata portion of the awards would vest in the event of termination due to death or disability and the awards would vest upon certain terminations following a change in control of VF). Dividends on these shares of restricted stock are reinvested, at the dividend payment date, in additional shares that are subject to the same restrictions as the original award.

[8] Mr. Roe received an award of 14,500 shares of restricted stock in 2015 that vest in 2019 provided that Mr. Roe remains an employee of VF (except a pro rata portion of the awards would vest in the event of termination due to death or disability and the awards would vest upon certain terminations following a change in control of VF). Dividends on these shares of restricted stock are reinvested, at the dividend payment date, in additional shares that are subject to the same restrictions as the original award.

[9] Mr. Salzburger received an award of 60,000 restricted stock units in 2013 that vest in 2017, provided that Mr. Salzburger remains an employee of VF for the term of the award (except a pro rata portion of the award would vest in the event of termination due to death or disability and the award would vest upon his termination following a change in control of VF). Dividend equivalents (without compounding) accrue on these restricted stock units, but are subject to vesting of the award. Upon payout of the award, dividend equivalents will be paid in additional shares of stock calculated by dividing the accrued dividend equivalents by the average of the high and low share price on the date the award is paid out. Dividend equivalents accrued (and the related number of additional restricted stock units) as of December 31, 2016, were valued at $292,950 (approximately 5,491 units).

[10] Mr. Baxter received awards of 60,000 and 30,000 shares of restricted stock in 2013 and 2014, respectively. 60,000 of these shares of restricted stock vest in 2017 and 30,000 in 2019 provided that Mr. Baxter remains an employee of VF (except a pro rata portion of the awards would vest in the event of termination due to death or disability and the awards would vest upon certain terminations following a change in control of VF). Dividends on these shares of restricted stock are reinvested, at the dividend payment date, in additional shares that are subject to the same restrictions as the original award.

2016 Option Exercises and Stock Vested

NAME	OPTION AWARDS		STOCK AWARDS (2)	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($) (1)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)
Eric C. Wiseman	524,816	$24,433,715	69,408	$3,511,358
Steven E. Rendle	53,800	2,488,222	10,207	516,395
Scott A. Roe	-0-	-0-	4,206	212,780
Karl Heinz Salzburger	-0-	-0-	13,064	660,908
Scott H. Baxter	-0-	-0-	10,207	516,395

1   The dollar amount realized upon exercise of stock options was calculated by determining the difference between the market price of the underlying securities at exercise and the exercise price of the options.

2   These columns report payout of awards of RSUs under the MTIP, including accrued dividends, as generally described in footnote 3 to the Grants of Plan-Based Awards table on page 34, for the three-year period ending December 31, 2016. The RSUs were paid out following the determination by the Compensation Committee on February 13, 2017 of the level of achievement for the performance period. The aggregate dollar amount realized by the named executive officers upon the payout of the award was computed by multiplying the number of RSUs by $50.59, the fair market value of the underlying shares on February 13, 2017, the payout date (the number of shares in the chart is rounded to the nearest whole number; the dollar value is based on the actual number of shares including fractional shares). The fair market value is defined under the Stock Plan to be the average of the high and low price of VF Common Stock on the applicable date.

PENSION BENEFITS

VF sponsors and maintains the VF Corporation Pension Plan (the "Pension Plan"), a tax-qualified defined benefit plan that covers most of VF's U.S.-based employees who were employed by VF on or before December 31, 2004, including all the named executive officers other than Mr. Baxter who joined VF after the Pension Plan was closed to new participants and Mr. Salzburger who has pension benefits under the VF International SAGL pension fund in Switzerland (the "Swiss Pension Plan") that covers virtually all Swiss-based employees of VF International SAGL over 25 years of age. Benefits under the Pension Plan are calculated by reference to the employee's "average annual compensation", which is his or her average annual salary and annual incentive compensation from January 1, 2014, with no less than five years immediately preceding retirement included in the average. If an employee does not have five years of compensation from January 1, 2014, such employee's compensation for a sufficient number of years immediately prior to 2014 is included to produce a minimum five compensation years.

There are two formulas for computing benefits under the Pension Plan. The "normal retirement" formula is used for employees who qualify for "early retirement" under the Pension Plan upon termination, by being credited with at least ten years of service with VF and having attained age 55. The second formula, less favorable to the employee, is used for employees who have not satisfied both conditions for "early retirement" upon termination. For employees who commence benefits under the Pension Plan prior to age 65, the benefit is reduced to account for the longer period of time over which the benefit is expected to be paid. The formula in effect for a specific employee is dependent upon the employee's age and the number of years of service he has accrued as of the date of termination. Both formulas are based on years of service with VF, average annual compensation, and the covered compensation amount in effect for the employee relative to his birth year. Payments under the Pension Plan are made in monthly payments over the life of the participant and, in some circumstances, for a period thereafter to the participant's beneficiary. All of the named executive officers who participate in the Pension Plan are eligible for nonforfeitable benefits under the Pension Plan and the VF Supplemental Executive Retirement Plan ("SERP").

The SERP is an unfunded, nonqualified plan for eligible employees primarily designed to restore benefits lost under the Pension Plan due to the maximum legal limit of pension benefits imposed under the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code (the "Code"). The combined retirement income from the Pension Plan and the SERP for each of the eligible named executive officers, upon retirement at age 65, would be an amount equal to his or her Pension Plan benefit calculated (i) without regard to any limitation imposed by the Code or ERISA, (ii) without regard to his participation in the Deferred Compensation Plan or the Executive Deferred Savings Plan,

(iii) on the basis of the average of the highest three years of his salary and annual incentive compensation during the ten-year period immediately preceding retirement, and (iv) without deduction or offset of Social Security benefits. For purposes of the table below, the "normal retirement" formula has been used for determining the SERP benefits of all of the named executive officers who participate in the Pension Plan, regardless of whether they otherwise qualify for "early retirement" under the Pension Plan. Payments under the SERP with respect to the period prior to December 31, 2004 are payable in monthly payments or in a lump sum, and payments with respect to the period after December 31, 2004 are payable in a lump sum.

At the end of December 2014 the Pension Plan and SERP were modified such that for certain executives, including the named executive officers, benefits would be frozen in the Pension Plan and would instead accrue in the SERP, and therefore accrued benefits under the SERP will increase at a higher rate for service and earnings after December 31, 2014.

The assumptions underlying the present values of the eligible U.S.-based named executive officers' pension benefits are the assumptions used for financial statement reporting purposes and are set forth in Note M to VF's Consolidated Financial Statements in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, except that retirement age is assumed to be age 65, the normal retirement age specified in the Pension Plan.

2016 Pension Benefits Table

NAME	PLAN NAME	NUMBER OF YEARS CREDITED SERVICE (#) (1)	PRESENT VALUE OF ACCUMULATED BENEFIT ($)	PAYMENTS DURING LAST FISCAL YEAR ($)
Eric C. Wiseman (3)	VF Corporation Pension Plan	21	$ 1,591,300(2)	$-0-
	Supplemental Executive Retirement Plan	21	16,953,200(2)	-0-
Steven E. Rendle (3)	VF Corporation Pension Plan	15	523,600(2)	-0-
	Supplemental Executive Retirement Plan	15	3,554,800(2)	-0-
Scott A. Roe	VF Corporation Pension Plan	20	445,800(2)	-0-
	Supplemental Executive Retirement Plan	20	1,512,000(2)	-0-
Karl Heinz Salzburger (4)	Pension Fund of VF International SAGL in Switzerland	10	830,226(6)	-0-
Scott H. Baxter (5)	VF Corporation Pension Plan	-0-	-0-	-0-
	Supplemental Executive Retirement Plan	-0-	-0-	-0-

1   The number of years of service credited to each named executive officer under each Plan was computed as of the same measurement date used for financial statement reporting purposes with respect to VF's audited financial statements for the fiscal year completed December 31, 2016.

2   The amounts in this column are the actuarial present value of the named executive officer's accumulated benefit under each plan, computed as of the same Pension Plan measurement date used for financial statement reporting purposes with respect to VF's audited financial statements for the fiscal year completed December 31, 2016.

3   Messrs. Wiseman and Rendle were eligible for early retirement on December 31, 2016. The early retirement benefit for each of these executives is equivalent to the accumulated benefit amount payable at age 65 reduced for early commencement at the rate of five percent (5%) per year for each year prior to such executive's attainment of age 65. At December 31, 2016, Mr. Wiseman was age 61 and Mr. Rendle was age 57.

4   These amounts for Mr. Salzburger were calculated in Swiss francs and converted to U.S. dollars using an exchange rate of 0.9847 Swiss francs to the U.S. dollar, the average daily exchange rate for calendar year 2016.

5   Mr. Baxter joined VF after the VF Corporation Pension Plan and Supplemental Executive Retirement Plan were closed to new participants and, therefore, he does not participate in these plans.

6   The amount is the actual account value of the portion contributed by VF into Mr. Salzburger's pension fund. Under the Swiss Pension Plan, employee and employer together contribute a percentage of the employee's base salary up to the maximum pensionable salary depending on the employee's age. The portion of the contribution made by employer and employee depends on the category of the employee. In addition, Mr. Salzburger periodically makes voluntary discretionary contributions to the plan. The annual post-retirement benefit under the Swiss Pension Plan is calculated as a percentage of the accumulated capital in the Swiss Pension Plan for the

employee at the time the employee retires. In the event the employee retires earlier than the regular retirement age (which is currently 65 years of age for men), the percentage is reduced. Subject to certain conditions, participants may elect to receive pension benefits entirely or partially in a lump sum; any funds taken as a lump sum reduce the remaining capital and, as a result, the amount of the annual payments. Because of the way benefits are calculated under the Swiss Pension Plan it is not possible to express the pension benefits as a percentage of the last or an average salary.

NONQUALIFIED DEFERRED COMPENSATION

VF senior executives, including the named executive officers other than Mr. Salzburger, who is not based in the U.S., are permitted to defer compensation under the VF Corporation Executive Deferred Savings Plan (the "EDSP").

In 2015, the terms of the EDSP were amended to permit an eligible executive to defer into a hypothetical "account," on a pre-tax basis, annual compensation in excess of the IRS annual compensation limit for 401k contributions ($265,000 for 2016) (but not more than 50% of the executive's annual salary and 75% of the executive's annual cash incentive payment). A participating executive's account was also credited with matching credits equal to 100% on the first 6% of annual compensation deferred by the executive for the year. Earnings below the IRS annual compensation limit are eligible for contributions to the 401k Plan. The 401k Plan is a broad-based tax-qualified defined contribution plan for most U.S. employees of VF. A participant is credited with matching credits equal to 100% on the first 6% of the annual compensation contributed by the participant, up to the IRS annual compensation limit of $265,000.

Accounts deferred after January 1, 2005 are payable in either a lump sum or in up to ten annual installments following termination of employment, as elected by the executive at the time of deferral. With respect to accounts prior to January 1, 2005 an executive may request, subject to VF approval, distribution in a lump sum or in up to ten annual installments following termination of employment. Prior to termination of employment, an executive may receive a distribution of the executive's deferred account upon an unexpected financial hardship.

Accounts under the EDSP are credited with earnings and losses based on certain hypothetical investments selected by the executive. The hypothetical investment alternatives available to executives include various mutual funds as well as a VF Common Stock fund. Executives may change such hypothetical investment elections on a daily basis (although executive officers of VF are generally restricted in changing their hypothetical investment elections with respect to the VF Common Stock fund).

2016 Nonqualified Deferred Compensation

NAME	EXECUTIVE CONTRIBUTIONS IN 2016 ($) (1)	VF CONTRIBUTIONS IN 2016 ($) (2)	AGGREGATE EARNINGS IN 2016 ($) (3)	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($)	AGGREGATE BALANCE AT DECEMBER 31, 2016 ($) (4)
Eric C. Wiseman	$472,575	$189,030	$828,808	$-0-	$11,222,828
Steven E. Rendle	77,738	77,738	49,465	-0-	1,728,611
Scott A. Roe	43,934	43,934	53,102	-0-	1,151,666
Karl Heinz Salzburger	-0-	-0-	-0-	-0-	-0-
Scott H. Baxter	271,654	47,265	157,946	-0-	3,048,521

1   Amounts reported in this column are included as salary and non-equity incentive compensation in the Summary Compensation Table on page 32. The type of compensation permitted to be deferred is cash compensation.

2   Amounts reported in this column are included as All Other Compensation in the Summary Compensation Table on page 32. The matching contribution for qualified executives is 100% on the first 6% of compensation deferred by the named executive officer under the EDSP (for compensation in excess of the 401k contribution limit, which was $265,000 in 2016).

3   This column includes earnings and (losses) on deferred compensation balances. Such amounts are not "above-market" or "preferential" and therefore are not reported as compensation in the Summary Compensation Table on page 32.

4   This column reflects the aggregate of salary and non-equity incentive awards deferred by each named executive officer during his career with VF plus the aggregate amount of contributions by VF and the investment earnings thereon. Amounts deferred each year by the named executive officers have been reported in the Summary Compensation Tables in VF's proxy statements in the year earned to the extent the executive was a named executive officer for purposes of proxy statement disclosure.

Potential Payments Upon Change in Control, Retirement or Termination of Employment

The following section describes payments that would be made to each of the named executive officers and related benefits as a result of (i) a termination of service in the event of a change in control of VF, (ii) the executive's retirement, (iii) the executive's termination by VF without "cause", (iv) the executive's termination by VF with "cause", or (v) the executive's resignation, assuming these events occurred on December 31, 2016.

The descriptions below do not include the following amounts that the executives also would have received in all termination scenarios:

(a) retirement benefits, the present value of which is disclosed in the Pension Benefits Table on page 38,

(b) the aggregate balance disclosed in the Nonqualified Deferred Compensation table above,

(c) the executive's EIC Plan payment for the year ended December 31, 2016, as disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 32, or

(d) the value of the executive's vested "in-the-money" unexercised stock options; the executive would be able to realize such value by exercise of the options prior to any termination, or the executive could retain the options after termination in all termination scenarios except termination by VF without "cause" with no severance, resignation not qualifying as a retirement or termination by VF with "cause".

The named executive officers, other than Mr. Salzburger, do not have employment contracts with VF; all of their potential payments outlined below are defined in benefit plan documents described in this proxy statement. Under Mr. Salzburger's 2005 employment agreement, he would receive one year of base salary and a pro rata amount of his annual incentive bonus which would have been earned for the year of termination in the event of his termination without cause.

POTENTIAL PAYMENTS UPON A CHANGE IN CONTROL OF VF

VF has entered into Change-in-Control Agreements with the named executive officers. These Agreements provide severance benefits to the executives only if their employment is terminated by VF without cause or for good reason by the executive within the 24-month period after a change in control of VF. "Good reason" for this purpose means a material reduction in the executive's authority or duties, budget or compensation; a requirement that the executive relocate anywhere not mutually acceptable to the executive and VF; or a breach by VF of the Agreement. The Agreements have a term of three years with automatic annual extensions. The Agreements may be terminated by VF, unless VF has knowledge that a third party intends to effect a change in control of VF and, if a change in control has occurred, the agreements may not be terminated until two years after the change in control.

Generally, severance benefits payable to the named executive officers include a lump-sum payment of an amount equal to 2.99 times the sum of the executive's current annual salary plus the highest amount of annual incentive awarded to the executive during the three fiscal years prior to the date on which the executive's employment is terminated following a change in control of VF (but not less than the target annual incentive for the year of termination). Under the terms of the Agreements or the Stock Plan, upon a qualifying termination, the executives would also be entitled to supplemental benefits, such as payment of a pro rata portion of non-equity incentive compensation, accelerated vesting of stock options, accelerated lapse of restrictions on restricted stock units and restricted stock, lump-sum payments under the VF SERP for U.S.-based executives, continued life and medical insurance for specified periods after termination, entitlements under retirement plans and a lump-sum payment upon attaining retirement age. In the case of RSUs under the MTIP, the RSUs would be deemed earned based on the actual performance achieved through the date of termination projected for the entire performance cycle (except if performance in completed years is below-target the uncompleted years are projected at target), and such RSUs would vest in full (without proration).

Except as described below, the total payments to be made to an executive in the event of termination of employment upon a change in control of VF potentially could exceed the level of "parachute payments" (as that term is defined in the Code) that would trigger the "golden parachute excise tax," which could result in imposition of excise taxes on the executive and loss of tax deductibility for VF. Messrs. Wiseman and Baxter would receive additional payments under their Agreements to reimburse them for any such excise taxes and other increased taxes, penalties and interest resulting from any payments under the Agreements by reason of such payments being treated as excess parachute payments. However, if the parachute payments exceed the maximum amount that could be paid to the executive without giving rise to an excise tax, but are less than 105% of such amount, then no gross-up will be paid and the parachute payments will be reduced to just below such amount. In the case of Messrs. Rendle and Roe, if the excise tax would apply each would receive the full payments (without gross-up) or the payments would be reduced to an amount just below the level triggering excise tax, whichever alternative results in the greater after-tax value to the recipient.

A "change in control" under the Agreements would include any of the following events, subject to certain exceptions described in the Agreements:

(A) an outside party acquires 20% of VF's voting securities;

(B) members of the VF Board of Directors on the date of the Agreement, together with new members approved to join the Board by 75% of the "Incumbent Board" as defined in the Agreements, no longer constitute a majority of the Board; or

(C) consummation of a plan or agreement providing for a merger or consolidation of VF if VF's shareholders before the transaction no longer hold 65% or more of the voting power after the transaction.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT FOLLOWING A CHANGE IN CONTROL AND RELATED BENEFITS[1,2]

If the named executives' employment had been terminated by VF without cause or by the executives for good reason (as defined above) following a change in control of VF, assuming the triggering event occurred on December 31, 2016, the executives would be entitled to receive the following estimated amounts.

NAME	SEVERANCE AMOUNT (3)	STOCK AWARDS (4)	UNVESTED STOCK OPTIONS (5)	ESTIMATED VALUE OF BENEFIT CONTINUATION (6)	LUMP-SUM SERP BENEFIT (7)	EXCISE TAX GROSS-UP ON CHANGE IN CONTROL	TOTAL
Mr. Wiseman	$14,253,285	$ 7,815,381	$-0-	$85,920	$2,322,262	$-0-	$24,476,848
Mr. Rendle	5,259,410	8,114,536	-0-	62,385	1,035,746	-0-	14,472,077
Mr. Roe	3,235,180	1,793,286	-0-	52,230	976,233	-0-	6,056,929
Mr. Salzburger (8)	4,122,435	4,678,341	-0-	36,558	-0-	-0-	8,837,334
Mr. Baxter	3,166,410	6,319,582	-0-	50,523	-0-	-0-	9,536,515

1   These disclosed amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the named executive officers, which would only be known at the time that they become eligible for payment and would only be payable if a change in control were to occur and the executive's employment were terminated by VF without cause or by the executive with good reason. The table reflects the amount that could be payable under the various arrangements assuming that the change in control had occurred at December 31, 2016, and the executive's employment had been terminated on that date, including a gross-up for certain taxes in the event that any payments made in connection with a change in control of VF would be subject to the excise tax imposed by Section 4999 of the Code.

2   Valuations of equity awards in this table reflect a price per share of VF Common Stock of $53.35, the closing price of VF's Common Stock at December 31, 2016.

3   The amounts in this column represent 2.99 multiplied by the sum of the executive's current base salary plus the highest actual annual incentive paid to the executive in the past three years.

4   The amount in this column represents the estimated value of RSU awards under the MTIP for incomplete cycles that would be paid upon a qualifying termination following a change in control. Incomplete cycles as of December 31, 2016, are the 2015-2017 and 2016-2018 RSU award cycles, estimated at 100% (the greater of target or actual EIC performance for 2015) and 100% (the greater of target or actual EIC Plan performance for 2016) of target performance, respectively. For Mr. Rendle, the amount in this column also includes $5,535,543, the value of accelerated vesting of Mr. Rendle's 103,759 shares of restricted stock described in footnote 7 to the Outstanding Equity Awards at Fiscal Year-End table on page 35 which would be subject to accelerated vesting. For Mr. Roe, the amount in this column also includes $815,828, the value of accelerated vesting of Mr. Roe's 15,292 shares of restricted stock described in footnote 8 to the Outstanding Equity Awards at Fiscal Year-End table on page 35 which would be subject to accelerated vesting. For Mr. Salzburger, the amount in this column also includes $3,201,000, the value of accelerated vesting of Mr. Salzburger's 60,000 restricted stock units described in footnote 9 to the Outstanding Equity Awards at Fiscal Year-End table on page 35 which would be subject to accelerated vesting. For Mr. Baxter, the amount in this column also includes $5,211,548, the value of accelerated vesting of Mr. Baxter's 97,686 shares of restricted stock described in footnote 10 to the Outstanding Equity Awards at Fiscal Year-End table on page 35 which would be subject to accelerated vesting.

5   The amount in this column represents the "in-the-money" value of unvested stock options.

6   The amount in this column represents the estimated present value of the continuation of health and welfare coverage over the 36-month severance period.

7   The amount in this column represents the value of enhanced and accelerated SERP benefits for Messrs. Wiseman, Rendle and Roe. Messrs. Baxter and Salzburger are not eligible to participate in the SERP.

8   Mr. Salzburger's cash compensation was paid in euros and converted to U.S. dollars using the exchange rate of 1.1072 U.S. dollars to the euro, the average daily exchange rate for 2016. Although Mr. Salzburger's Agreement provides for an excise tax gross-up, a determination as to whether a gross-up payment would be required has not been made because Mr. Salzburger is not subject to U.S. taxation.

PAYMENTS UPON RETIREMENT

Messrs. Wiseman, Rendle and Salzburger were eligible for retirement on December 31, 2016. Retirement would not result in any enhanced benefits, but under the terms of certain equity awards an executive who is eligible for retirement would not forfeit his awards due to retirement. In the case of stock options, those options are in substance vested, with such options becoming exercisable at the specified vesting dates (including in the case in which those vesting dates occur after retirement). At December 31, 2016, the aggregate in-the-money value of the unexercisable options of Messrs. Wiseman, Rendle and Salzburger which would not be forfeited upon a retirement was $0. In addition, under the MTIP, upon retirement at December 31, 2016, the RSUs earnable for then incomplete cycles (2015-2017 and 2016-2018) would not be forfeited, but they would remain fully subject to the performance requirements, so that the RSUs would be earned only upon completion of the performance periods and only to the extent performance goals were actually achieved over the performance period. Therefore, the value of such RSUs cannot be calculated as of December 31, 2016.

PAYMENTS UPON TERMINATION DUE TO DEATH OR DISABILITY[1]

The following table shows the estimated value of all unexercisable options, unvested RSU awards and unvested restricted stock or restricted stock unit awards on December 31, 2016, assuming the executives had terminated employment due to death or disability:

NAME	UNVESTED RESTRICTED STOCK OR UNITS	RSU AWARDS	UNVESTED STOCK OPTIONS	TOTAL
Mr. Wiseman (2)	$ -0-	$7,237,692	$-0-	$7,237,692
Mr. Rendle (2)	3,858,058	2,391,808	-0-	6,249,865
Mr. Roe (3)	385,887	906,755	-0-	1,292,642
Mr. Salzburger (2)	3,109,131	1,367,649	-0-	4,476,780
Mr. Baxter (3)	3,799,677	1,025,752	-0-	4,825,429

1   Valuations reflect a price per share of $53.35, the closing price of VF's Common Stock at December 31, 2016.

2   These individuals were retirement eligible on December 31, 2016. Unearned MTIP awards are paid in full, reflect awards earned for actual performance through December 31, 2016 and assume target performance for 2016-2017.

3   Messrs. Roe and Baxter were not retirement eligible as of December 31, 2016. Messrs. Roe and Baxter, or each executive's beneficiary, would receive full acceleration of any unvested stock options, acceleration of a pro rata number of unvested performance-based RSU awards based on actual performance through December 31, 2016, and accelerated vesting of a pro rata number of unvested restricted stock or restricted stock units.

PAYMENTS UPON TERMINATION WITHOUT CAUSE

In the event of a termination by VF without "cause", (i) under the Stock Plan, the executive's stock options would continue to vest and to be exercisable until the end of the period of the executive's receipt of installments of severance pay, if any, from VF, and (ii) under the Mid-Term Incentive Plan, if the executive has been an active participant for at least 12 months in a performance cycle, the executive would be eligible to receive a pro rata portion of the total number of RSUs the executive is deemed to have earned based on performance in the completed portion of the performance cycle, with the pro rata portion determined as of the earlier of (a) the date of the last severance payment, if any, and (b) the last day of the performance period. Except as noted below regarding Mr. Salzburger, the determination of whether severance will be paid and the period over which it would be paid is in the discretion of VF's Compensation Committee. Under

Mr. Salzburger's 2005 employment agreement, he would receive a payment in the amount of one year of base salary and a pro rata amount of his annual incentive bonus which would have been earned for the year of termination in the event of his termination without cause.

PAYMENTS UPON TERMINATION FOR CAUSE OR RESIGNATION

In the event of a termination for "cause" or resignation not qualifying as retirement, each named executive officer would receive no additional compensation.

2016 Equity Compensation Plan Information Table

The following table provides information as of December 31, 2016, regarding the number of shares of VF Common Stock that may be issued under VF's equity compensation plans.

PLAN CATEGORY [1]	(a) NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS [2]	(b) WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS [2]	(c) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (a)) [3]
Equity compensation plans approved by shareholders	17,275,081	$47.38	38,898,271
Equity compensation plans not approved by shareholders	-0-	-0-	-0-
Total	17,275,081	$47.38	38,898,271

[1] The table does not include information regarding the Executive Deferred Savings Plan and Deferred Savings Plan for Non-Employee Directors. These plans permit the deferral of salary, annual cash incentive and director compensation into, among other things, stock equivalent accounts. Deferrals in a stock equivalent account are valued as if deferrals were invested in VF Common Stock as of the deferral date, and are paid out only in cash. VF maintains a rabbi trust that holds shares that approximately correspond in number to the stock equivalents, and provides pass-through voting rights with respect to those stock equivalents. Stock equivalents are credited with dividend equivalents. As of December 31, 2016, there were a total of 533,270 stock equivalents outstanding in the stock equivalent accounts under these plans.

[2] The number of shares includes 2,195,985 restricted stock units that were outstanding on December 31, 2016, under VF's Mid-term Incentive Plan, a subplan under the 1996 Stock Compensation Plan. Under this Plan, participants are awarded performance-contingent Common Stock units, which give them the opportunity to earn shares of VF Common Stock. The number of restricted stock units included in the table assumes a maximum payout of shares (i.e., at 225% of target award). Actual payout of these shares is determined as described in footnote 3 to the Grants of Plan-Based Awards table on page 34. Restricted stock unit awards do not have an exercise price because their value is dependent upon the achievement of the specified performance criteria and may be settled only for shares of Common Stock on a one-for-one basis. Accordingly, the restricted stock units have been disregarded for purposes of computing the weighted-average exercise price. The number of shares also includes 298,913 restricted stock units that vest over time and do not have an exercise price, granted apart from the MTIP. Had all restricted stock units been included in the calculation, the weighted-average exercise price reflected in column (b) would have been $40.54. Shares of restricted stock do not constitute "options, warrants or rights" and therefore are excluded from these columns. At December 31, 2016, a total of 622,692 unvested shares of restricted stock were outstanding.

[3] Full-value awards, such as restricted stock and restricted stock units, as well as stock options, may be awarded under VF's 1996 Stock Compensation Plan; all shares reflected in this column are shares available under the 1996 Stock Compensation Plan. Any shares that are delivered in connection with stock options are counted against the remaining securities available for issuance as one share for each share actually delivered. Any shares that are delivered in connection with full-value awards are counted against the remaining securities available as three shares for each full-value share actually delivered.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Common Stock Beneficial Ownership of Certain Beneficial Owners

Shown below are persons known by VF to have voting power and/or dispositive power over more than 5% of its Common Stock, as well as certain other information, all as of March 1, 2017, except that information regarding the number of shares beneficially owned by these shareholders (but not the calculation of the percentage of the outstanding class) is as of the end of December 2016, as indicated in the footnotes below.

BENEFICIAL OWNER AND NATURE OF OWNERSHIP	AMOUNT OF BENEFICIAL OWNERSHIP (1)	PERCENT OF CLASS
Trusts under Deeds of Trust dated August 21, 1951 (2,3,4)	34,744,956 shares	8.44%
Trust under Will of John E. Barbey, deceased (2,3,4)	34,985,808 shares	8.50%
Total	69,730,764 shares	16.94%
The Vanguard Group (5)	21,835,053 shares	5.27%
Wellington Management Group LLP and affiliates (6)	29,791,693 shares	7.20%

1   None of the shares in this column is known to be a share with respect to which any of the listed owners has the right to acquire beneficial ownership, as specified in Rule 13d-3(d)(1) under the 1934 Act.

2   Juliana L. Chugg and Clarence Otis, Jr., who are members of the VF Board of Directors, and PNC Bank, N.A. act as the Trustees under the Deeds of Trust dated August 21, 1951 and under the Will of John E. Barbey (the "Trusts"). Because neither the individual Trustees nor PNC Bank, N.A. separately controls the decision-making of the Trustees, the parties serving as Trustees are not deemed to separately beneficially own the Trust Shares and are not deemed to share voting or dispositive power over the Trust Shares under applicable Securities and Exchange Commission rules. The address of the Trustees is PNC Bank, N.A., P.O. Box 7648, Philadelphia, Pennsylvania 19101.

3   Present life tenants and remaindermen under the Deeds of Trust and the Will are various. All present life tenants and all or most future life tenants and/or remaindermen under the Deeds of Trust are, or will be, descendants of John E. Barbey. No individual life tenant or remainderman may, within 60 days, attain beneficial ownership, as specified in Rule 13d-3(d)(1) under the 1934 Act, which exceeds 5% of the outstanding shares.

4   Including shares in the above table, PNC Bank, N.A. and its affiliates held a total of 70,080,343 shares (16.94% of the class outstanding) of VF Common Stock in various trust and agency accounts on December 31, 2016. As to all such shares, the Bank and its affiliates reported having sole voting power over 314,959 shares, shared voting power over 69,761,093 shares, sole dispositive power over 209,142 shares and shared dispositive power over 69,843,043 shares.

5   The information in the above table concerning The Vanguard Group ("Vanguard") was obtained from a Schedule 13G/A filed with the Securities and Exchange Commission on February 10, 2017 reporting beneficial ownership at December 31, 2016. Vanguard reported having sole voting power over 522,148 shares, shared voting power over 71,306 shares, sole dispositive power over 21,247,356 shares and shared dispositive power over 587,697 shares. Vanguard's address is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

6   The information in the above table concerning Wellington Management Group LLP and affiliates was obtained from a Schedule 13G filed with the Securities and Exchange Commission by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP, and Wellington Management Company LLP (collectively "Wellington") on February 9, 2017. Wellington reported having shared voting power over 9,220,206 shares and shared dispositive power over 29,791,693 shares. Wellington's address is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 00210.

Common Stock Beneficial Ownership of Management

The following table reflects, as of March 1, 2017, the total beneficial ownership of VF Common Stock by each director and nominee for director, and each named executive officer, and by all directors and executive officers as a group. Each named individual and all members of the group exercise sole voting and dispositive power, except as indicated in the footnotes.

NAME OF BENEFICIAL OWNER	TOTAL SHARES BENEFICIALLY OWNED (1,2,3)
Directors:	
Richard T. Carucci	110,949
Juliana L. Chugg	112,805
Juan Ernesto de Bedout	199,657
Benno Dorer	1,497
Mark S. Hoplamazian	14,621
Robert J. Hurst	409,232
Laura W. Lang	42,511
W. Alan McCollough	152,241
W. Rodney McMullen	16,094
Clarence Otis, Jr.	117,953
Carol L. Roberts	1,497
Matthew J. Shattock	34,268
Named Executive Officers:	
Scott H. Baxter	564,846
Steven E. Rendle (4)	622,943
Scott A. Roe	230,964
Karl Heinz Salzburger	997,254
Eric C. Wiseman (4)	2,846,314
All Directors and Executive Officers as a Group (20 persons)	6,659,106

1   Shares counted as owned include shares held in trusts as of December 31, 2016, in connection with two employee benefit plans, as to which the following participants share voting power but have no dispositive power: Mr. Wiseman – 19,137; Mr. Rendle – 155; and Mr. Roe – 1,189; and all directors and executive officers as a group – 20,481 shares. Shares counted as beneficially owned also include shares held in a trust in connection with the VF Deferred Savings Plan for Non-Employee Directors as to which the following directors may instruct the Plan trustee to vote VF shares held in the trust in accordance with their instructions but do not have dispositive power: Mr. Carucci – 17,757 shares; Ms. Chugg – 4,323 shares; Mr. de Bedout – 74,073 shares; Mr. Hurst – 117,209 shares; Ms. Lang – 4,223 shares; Mr. McCollough – 38,657 shares; Mr. McMullen – 1,547 shares; Mr. Otis – 52,761 shares; Mr. Shattock – 4,488 shares; and all directors as a group – 315,038 shares.

2   Shares owned also include those that could be acquired upon exercise of the following number of stock options that are exercisable as of March 1, 2017, or within 60 days thereafter: Mr. Baxter – 362,621; Mr. Rendle – 423,745; Mr. Roe – 131,998; Mr. Salzburger – 492,248; Mr. Wiseman – 1,937,482; Mr. Carucci – 51,691; Ms. Chugg – 77,231; Mr. de Bedout – 100,083; Mr. Hoplamazian – 10,924; Mr. Hurst – 100,083; Ms. Lang – 30,315; Mr. McCollough – 100,083; Mr. McMullen – 5,833; Mr. Otis – 51,691; Mr. Shattock – 23,415; and all directors and executive officers as a group – 4,045,966.

3   Ms. Chugg and Mr. Otis, together with PNC Bank, N.A., act as the Trustees of the Trusts, which together are deemed to beneficially own (but the individual Trustees are not deemed to separately beneficially own) 69,730,764 shares of Common Stock (the "Trust Shares"). See the Common Stock Beneficial Ownership of Certain Beneficial Owners table on page 44 and footnotes 2, 3 and 4 thereto. However, because neither the individual Trustees nor PNC Bank, N.A. separately controls the decision-making of the Trustees, the individuals serving as Trustees are not deemed to separately beneficially own the Trust Shares and are not deemed to share voting or dispositive power over the Trust Shares under applicable Securities and Exchange Commission rules. With regard to individuals named in the above table, the percentage of shares owned beneficially by each named person does not exceed 1% of the Common Stock outstanding. The percentage of shares owned beneficially by all directors and executive officers as a group, was 1.6% of the Common Stock outstanding.

4   Messrs. Rendle and Wiseman are also directors.

ITEM NO. 2

Proposal to Approve Compensation of Named Executive Officers as Disclosed in This Proxy Statement

At the Meeting, VF shareholders will be asked for an advisory shareholder vote to approve the compensation of VF's named executive officers, as such compensation is disclosed in this proxy statement pursuant to the disclosure rules of the Securities and Exchange Commission.

Shareholders are being asked to vote on the following resolution:

"Resolved, that the shareholders approve the compensation of VF's executive officers named in the Summary Compensation Table, as disclosed in VF's Proxy Statement dated March 16, 2017, including the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures."

Please refer to the section titled "Executive Compensation" of this proxy statement for a detailed discussion of VF's executive compensation principles and practices and the fiscal 2016 compensation of our named executive officers.

VF's Executive Compensation Program has consistently met its objectives in recent years, enabling VF to attract and retain capable executives, provide incentives for achieving and exceeding VF's financial goals and aligning the financial objectives of VF's executives with those of shareholders.

VF's global business model, diverse brand portfolio, and focused operational discipline helped the company deliver solid results in 2016 despite an inconsistent retail environment and continued pressure from changes in foreign currency. Highlights of VF's Performance in 2016 included:

- Revenues from continuing operations were in line with 2015 at $12 billion;
- International revenues increased 4 percent, including a 2 percent negative impact from changes in foreign currency;
- Direct-to-consumer revenues increased 8% over 2015, including a negative 1 percent impact from changes in foreign currency;
- Earnings per share decreased 9% to $2.78 in 2016 from $3.04 in 2015, as benefits from a lower effective tax rate were more than offset by unfavorable impacts from foreign currency and a $0.33 impact from charges related to goodwill and intangible asset impairment, pension settlement and restructuring;
- Gross margin increased 20 basis points to 48.4% in 2016;
- Cash flow from operations grew to $1.5 billion;
- VF increased the quarterly dividend rate by 14% in the fourth quarter of 2016, marking the 44th consecutive year of increase in the rate of dividends paid per share; and
- VF returned $1.6 billion to shareholders through dividends and share repurchases.

References to foreign currency amounts above reflect the changes in foreign exchange rates from 2015 and their impact on both translating foreign currencies into U.S. dollars and on transactions denominated in a foreign currency.

As discussed above in the Compensation Discussion and Analysis, compensation in fiscal 2016 for each named executive officer was consistent with our pay-for-performance philosophy.

Although, as an advisory vote, this proposal is not binding upon VF or the Board, the Compensation Committee, which is composed solely of independent directors and is responsible for making decisions regarding the amount and form of compensation paid to VF's executive officers, will carefully consider the shareholder vote on this matter, along with other expressions of shareholder views it receives on specific policies and desirable actions. If there are a significant number of unfavorable votes, we will seek to understand the concerns that influenced the vote and address them in making future decisions affecting the executive compensation program.

The VF Board of Directors unanimously recommends that you vote "FOR" the approval of the compensation of named executive officers as disclosed in this proxy statement.

ITEM NO. 3
Proposal Regarding The Frequency of Future Advisory Votes on Executive Compensation

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act, VF shareholders will once again be asked for an advisory shareholder vote on the question of how often VF should seek the advisory shareholder vote to approve the compensation of VF's named executive officers (the "say-on-pay vote"). At our 2011 Annual Meeting of Shareholders, a plurality of VF's shareholders selected a frequency of every one year, and we have held an annual say-on-pay vote since such annual meeting. We are once again soliciting your advisory vote on whether to have the say-on-pay vote at the Annual Meeting of Shareholders every one, two or three years.

We value the opinion of our shareholders and encourage communication regarding our executive compensation policies and practices. We believe that a vote on executive compensation should be conducted every year so that shareholders may continue to annually express their views on our executive compensation program. Our say-on-pay vote has received 94% or greater approval in each of the past six years and has provided valuable feedback to VF and the Board regarding our compensation practices. VF and the Compensation Committee, which is responsible for designing and administering our executive compensation program, value the opinions expressed by shareholders and will consider the outcome of this vote in making decisions on executive compensation.

Although, as an advisory vote, this proposal is not binding upon VF or the Board, the frequency of future advisory votes on executive compensation will be determined according to the affirmative vote of a majority of the votes cast. However, if the proposal is not adopted by the required majority vote for any one of the frequencies presented, the Board will evaluate the votes cast for each frequency presented and will consider the frequency for which a plurality of the votes were cast to have been recommended by the shareholders.

The VF Board of Directors unanimously recommends that you vote for every "ONE YEAR" on the frequency of future advisory votes on executive compensation.

ITEM NO. 4
Ratification of The Selection of Independent Registered Public Accounting Firm

Selection of Independent Registered Public Accounting Firm. The Audit Committee has retained PricewaterhouseCoopers LLP as VF's independent registered public accounting firm for the 2017 fiscal year. PricewaterhouseCoopers LLP served as VF's independent registered public accounting firm for the 2016 fiscal year. In connection with its decision to retain PricewaterhouseCoopers LLP as VF's independent registered public accounting firm, the Audit Committee considered whether the provision of non-audit services by PricewaterhouseCoopers LLP was compatible with maintaining PricewaterhouseCoopers LLP's independence and concluded that it was. A representative of PricewaterhouseCoopers LLP will be present at the Meeting. The representative will be given an opportunity to make a statement if he or she desires to do so and to respond to appropriate questions. Although we are not required to do so, we believe it is appropriate to ask shareholders to ratify the appointment of PricewaterhouseCoopers LLP as VF's independent registered public accounting firm. If shareholders do not ratify the selection of PricewaterhouseCoopers LLP, the Audit Committee will reconsider the selection of an independent registered public accounting firm. Even if shareholders do ratify the selection, the Audit Committee retains its discretion to reconsider its appointment if it believes such a change would be in the best interest of VF and its shareholders.

The VF Board of Directors unanimously recommends that you vote "<u>FOR</u>" ratification of the selection of PricewaterhouseCoopers LLP.

Professional Fees of PricewaterhouseCoopers LLP. The following chart summarizes the estimated fees of PricewaterhouseCoopers LLP for services rendered to VF during the 2015 and 2016 fiscal years.

TYPE OF FEES	2016	2015	DESCRIPTION OF FEES
Audit Fees	$5,809,000	$ 6,421,000	"Audit Fees" are fees that VF paid to PricewaterhouseCoopers LLP for the audit of VF's consolidated financial statements included in VF's Annual Report on Form 10-K and review of financial statements included in the Quarterly Reports on Form 10-Q, and for services that are normally provided by the auditor in connection with statutory and regulatory filings and engagements; and for the audit of the effectiveness of VF's internal control over financial reporting.
Audit Related Fees	323,000	180,000	"Audit Related Fees" are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of VF's financial statements and are not reported above under the caption "Audit Fees". "Audit Related Fees" in 2015 and 2016 consisted primarily of social security audits, sales certificates and other assurance services.
Tax Fees	2,912,000	2,523,000	"Tax Fees" are fees billed for professional services for tax compliance, tax advice, and tax planning. "Tax Fees" in 2015 and in 2016 consisted primarily of tax advisory and tax compliance services, transfer pricing and VAT assistance.
All Other Fees	127,000	1,225,000	"All Other Fees" are fees billed for services other than services reported under "Audit Fees," "Audit-Related Fees" and "Tax Fees". The "All Other Fees" in 2015 and 2016 consisted of audit services related to VF's nonfinancial sustainability data, in 2015 also consisted of services related to business continuity management and an ecommerce project and in 2016 also related to enterprise risk assessment and business interruption insurance values analysis.
Total	$9,171,000	$10,349,000	

VF's process is that all audit related services and all other permissible non-audit services provided by PricewaterhouseCoopers LLP are to be pre-approved by the Audit Committee. The pre-approval policies adopted by the Audit Committee provide that annual, recurring services that will be provided by VF's independent registered public accounting firm and related fees are presented to the Audit Committee for its consideration and advance approval. Criteria are established by the Audit Committee for its advance approval of specified categories of services and payment of fees to VF's independent registered public accounting firm for changes in scope of recurring services or additional nonrecurring services during the current year. On a quarterly basis, the Audit Committee is informed of each previously approved service performed by VF's independent registered public accounting firm and the related fees. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

Report of the Audit Committee. The Audit Committee reports as follows with respect to the audit of VF's consolidated financial statements for the fiscal year ended December 31, 2016 (the "2016 Financial Statements"). At meetings of the Audit Committee held in February 2017, the Audit Committee (i) reviewed and discussed with management the 2016 Financial Statements and audit of internal control over financial reporting; (ii) discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the Statement of Auditing Standards No. 61 (Communication with Audit Committees), as amended by the AICPA professional standards, vol. 1 AU section 380, as adopted by the Public Company Oversight Board in Rule 3200, as subsequently superseded by Auditing Standard No. 1301 (Communications with Audit Committees), which include, among other items, matters related to the conduct of the audit of the 2016 Financial Statements; and (iii) received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding their communications with the Audit Committee concerning independence and discussed with PricewaterhouseCoopers LLP their independence from VF. Based on the foregoing review and discussions, the Audit Committee recommended to the Board of Directors that the 2016 Financial Statements as audited by PricewaterhouseCoopers LLP be included in VF's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 to be filed with the Securities and Exchange Commission.


Juan Ernesto de Bedout, Chairman
Richard T. Carucci
Benno Dorer
Mark S. Hoplamazian
W. Rodney McMullen
Clarence Otis, Jr.
Carol L. Roberts


OTHER INFORMATION

Other Matters

The Board of Directors does not know of any other matter that is intended to be brought before the Meeting, but if any other matter is presented, the persons named in the proxy card will be authorized to vote on behalf of the shareholders in their discretion and intend to vote the same according to their best judgment. As of February 23, 2017, VF had not received notice of any matter to be presented at the Meeting other than as described in this proxy statement.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires directors and certain officers of VF, as well as persons who own more than 10% of a registered class of VF's equity securities ("Reporting Persons"), to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission and the New York Stock Exchange. Based solely on its review of the Forms filed with the Securities and Exchange Commission and representations received from directors and officers, VF believes that during the preceding year all Reporting Persons timely complied with all filing requirements applicable to them except one Form 5 was inadvertently filed late on behalf of Eric C. Wiseman to report a single transaction (a charitable donation of shares).

Expenses of Solicitation

VF will bear the cost of this proxy solicitation. In addition to the use of mail, proxies may be solicited in person or by telephone by VF employees without additional compensation. VF has engaged D.F. King & Co., Inc. to solicit proxies in connection with this proxy statement, and employees of that company are expected to solicit proxies in person, by telephone and by mail. The anticipated cost to VF of such solicitation is approximately $17,500, plus expenses. VF will reimburse brokers and other persons holding stock in their names or in the names of nominees for their expenses incurred in sending proxy material to principals and obtaining their proxies.

Shareholder Proposals and Nominations for the 2018 Annual Meeting of Shareholders

Shareholders may nominate director candidates and make proposals to be considered at the 2018 Annual Meeting of Shareholders. In accordance with VF's By-Laws, any shareholder nominations of candidates for election as directors at the 2018 Annual Meeting or any other proposal for consideration at the 2018 Annual Meeting must be received by VF, together with certain information specified in VF's By-Laws, no later than November 16, 2017. In order to have a shareholder proposal included in the proxy statement and form of proxy, the proposal must be delivered to VF at VF's mailing address, P.O. Box 21488, Greensboro, North Carolina 27420, not later than November 16, 2017, and the shareholder must otherwise comply with applicable SEC requirements and our By-Laws.

The form of proxy issued with VF's 2018 proxy statement will confer discretionary authority to vote for or against any proposal made by a shareholder at VF's 2018 Annual Meeting of Shareholders and which is not included in VF's proxy statement. However, such discretionary authority may not be exercised if the shareholder proponent has given to VF's Secretary notice of such proposal at the address set forth in the preceding paragraph not later than November 16, 2017, and certain other conditions provided for in the SEC's rules have been satisfied.

By Order of the Board of Directors
Laura C. Meagher
Vice President,
General Counsel and Secretary

Dated: March 16, 2017

APPENDIX A
V.F. Corporation
Independence Standards of The Board of Directors

To be considered independent under the Listing Standards of the NYSE, the Board must determine that a director does not have any direct or indirect (as a partner, shareholder or officer of an organization that has a relationship with VF) material relationship with VF by broadly considering all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. The Board's determination of each director's independence will be disclosed annually in VF's proxy statement. The Board has established the following categorical standards to assist it in determining director independence in accordance with the NYSE rules:

- No director who is an employee, or whose immediate family member is an executive officer, of VF can be considered independent until three years after termination of such employment relationship.

- No director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the company can be considered independent until three years after the end of the affiliation or employment or auditing relationship.

- No director can be considered independent if he or she is employed, or if his or her immediate family member is employed, as an executive officer of another company where any of VF's present executives serve on the other company's compensation committee until three years after the end of such service or employment relationship.

- No director can be considered independent if he or she receives, or his or her immediate family member receives, more than $100,000 per year in direct compensation from VF, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) until three years after he or she or his or her immediate family member ceases to receive more than $100,000 per year in such compensation.

- No director can be considered independent if he or she is an executive officer or employee of another company not including a charitable organization (or an immediate family member of the director is an executive officer of such company) that makes payments to, or receives payments from, VF for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues until three years after falling below such threshold.

- VF will disclose, in its annual proxy statement, any charitable contributions made by VF to a charitable organization if the charitable organization is one in which a VF director serves as an executive officer and, within the preceding three years, charitable contributions made by VF in any single fiscal year exceed the greater of $1 million or 2% of such charitable organization's consolidated gross revenues. This disclosure does not automatically result in a determination against that director's independence; however, the Board will consider the materiality of this relationship in its overall affirmative determination of that director's independence status.

- The Board, as part of its self-evaluation will review all commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships between VF and its directors.

- For relationships not qualifying within the above guidelines, the determination of whether the relationship is material, and therefore whether the director is independent, shall be made by the Board. The Company will explain in the next proxy statement the basis for any Board determination that a relationship was immaterial despite the fact that it did not meet the categorical standards of immateriality set forth in the above guidelines.

In addition, members of the Audit Committee of the Board are subject to heightened standards of independence under the NYSE rules and the SEC rules and regulations.